2001 ANNUAL REPORT


02024099




PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

We strive for a dominant presence in niche markets.

We generate solid rates of return on invested capital and high levels of cash flow.

We use our cash effectively to grow and strengthen our existing businesses, and to acquire new businesses.

We acquire businesses that fit with our existing businesses and strengthen our position in niche markets.

We maintain an incentive compensation plan specifically designed to align the interests of management and shareholders.

/e do this with one goal in mind:

I am resolved to conduct my business
in the strictest honesty and fairness;
to avoid all deception and trickery;
to deal fairly with both customers and competitors;
to be liberal and just toward employees
and to put my whole mind upon the business.
RICHARD TELLER CRANE *July 4, 1855*

Crane Co. is a diversified manufacturer of highly engineered products focused on niche markets which we dominate. Our businesses yield high returns and high levels of cash flow. Above all, we conduct business with integrity and honest dealings. We remain as committed to R.T. Crane's words today as we were in 1855. This code of ethics is the benchmark we use to measure ourselves, and guides us in all we do.

To build shareholder value.

Diluted EPS from Continuing Operations
(in dollars)


2.25
1.80
1.35
.90
.45
0
97
98
99
00
01

EBITDA
(in millions)


$300
240
180
120
60
0
97
98
99
00
01

Income from Continuing Operations
(in millions)


$125
100
75
50
25
0
97
98
99
00
01

($ and shares in thousands except per share data)

Summary of Operations	2001	2000	% CHANGE
Net sales	$1,587,180	$1,491,190	6.4
Operating profit:			
As reported	171,684	184,026	(6.7)
As adjusted(a)	177,816	184,026	(3.4)
Net income:			
As reported	88,620	123,729	(28.4)
As adjusted(b)	101,092	107,519	(6.0)
Cash flow from operating activities	197,562	151,176	30.7
EBITDA(c)	230,551	266,385	(13.5)
Diluted Share Data			
Net income	$1.47	$2.02	(27.2)
Dividends	.40	.40	
Average diluted shares outstanding	60,355	61,399	
Financial Position at December 31,			
Assets	$1,292,115	$1,143,851	13.0
Net debt	283,023	217,722	30.0
Shareholders' equity	651,295	606,763	7.3
Market value of equity	1,530,448	1,718,369	(10.9)
Market capitalization	1,813,471	1,936,091	(6.3)
Key Statistics			
Operating margins:			
As reported	10.8%	12.3%	
As adjusted(a)	11.2%	12.3%	
Return on average shareholders' equity:			
As reported	14.2%	21.7%	
As adjusted(b)	16.1%	18.8%	
Net debt to common shareholders' equity	43.5%	35.9%	
Net debt to total capitalization	30.3%	26.4%	

(a) Excludes a special charge of $6.1 million in 2001 for stock-based compensation cost relating to the retirement of the Company's Chief Executive Officer.

(b) Excludes the aforementioned special charge and a loss on disposal of a business aggregating $12.5 million after-tax or $.21 per diluted share in 2001 and a gain on the sale of investments of $16.2 million after-tax or $.26 per diluted share in 2000.

(c) EBITDA (net income before interest, taxes, depreciation and amortization) is a measure of the Company's ability to generate cash flow. EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles and may be inconsistent with similar measures presented by other companies.

Moving from a holding company to an operating company, how do we create shareholder value?

strategic leadership

Dear Shareholder:

2001 was a year of substantial change at Crane Co. After 17 years as Chief Executive Officer, Shell Evans seamlessly transferred those responsibilities to me while continuing as Chairman of the Board. He remains a close confidant as our senior management team executes the programs we had been working on together.

Crane's operating results, while disappointing, were very solid in the face of the worst manufacturing environment in the last ten years. We generated $149 million in free cash flow in 2001 and finished the year with a very strong balance sheet with debt as a percent of capitalization at 30%. This is tangible evidence of the power of our business model.

We made considerable progress in the transition from a holding company to an operating company in order to reestablish growth in our business and maximize returns on invested capital. This progress included strengthening the management team, improving customer metrics and making tangible operating improvements throughout Crane. We moved aggressively to a smaller number of larger units, completing four internal acquisitions, two divestitures and a joint venture. Importantly, we invested $191 million in seven acquisitions that will significantly strengthen our existing businesses. We are a much stronger company today than we were a year ago as a result of these actions.

Operating Results

Sales increased 6% from $1.5 billion in 2000 to $1.6 billion in 2001, with all of the increase attributable to businesses acquired during the year. Flat sales in our existing businesses reflected especially weak markets in our short-cycle businesses, particularly in transportation, automated merchandising and light industrial.

In spite of the weakest manufacturing environment in a decade, we were able, for the first nine months, to achieve operating earnings of $146 million (excluding a non-cash special charge), up 4% from the comparable nine months of 2000. These results were achieved through disciplined cost control by all business units and strong results in Aerospace and at NRI. However, the events of September 11 changed the world for all of us, impacting not only the already weakened markets in our short-cycle businesses but also severely affecting the commercial aerospace market, resulting in a difficult fourth quarter. For the year, operating profit of $178 million (excluding a non-cash special charge) was only slightly lower than 2000's $184 million. The 2001 operating results reflect our disciplined cost culture and included $13.0 million in costs related to work force reductions totaling 700 employees, a plant consolidation and product line rationalizations. Earnings per share were down 5% to $1.68 versus $1.76 in 2000, excluding one-time losses on divestitures, retirement stock and a gain from the sale of a telecommunications business in 2000.

Net earnings declined to $1.47 per diluted share, compared with $2.02 in 2000. Net earnings for 2001 were reduced by $12.5 million, or $.21 per share, by a loss on the disposal of our Canadian plumbing business and a non-cash charge for stock-of a collection of linked businesses

based retirement costs related to the retirement of R.S. Evans as Chief Executive Officer of the Company. Net earnings in 2000 were enhanced by a gain of $.26 per share on the sale of a minority interest in a telecommunications business.

Free cash flow—cash flow from operations plus proceeds from asset sales, less capital expenditures and dividends—increased to $149 million from $144 million in 2000.

Holding Company to Operating Company

We are a diversified manufacturer of highly engineered products with a core value of integrity and honest business dealings. We are actively transforming our management philosophy from that of a holding company to that of an operating company, in order to grow economic value added (EVA). As a holding company, it was our view that value was created by business unit management operating closest to the customer, and that the corporate role was to select the right investments and enforce disciplined management through a compensation system based on EVA. While it is important to maintain these holding company precepts, we also believe that additional value for our shareholders can be created through the aggressive pursuit of operational and strategic linkages among our business units.

We believe that the execution of three basic operating initiatives common to all our businesses will drive earnings growth. These initiatives, discussed at some length in last year's report, call for:

- Leveraging intellectual capital,
- Improving customer focus, and
- Achieving operational excellence.

Leveraging Intellectual Capital

We believe that the key to performance and financial success is the quality of our people and the culture in which they operate. "Good people make good things happen," and we are committed to a performance culture built on trust and respect. We are passionate about learning and determined to leverage best practices throughout Crane.

We strive to accomplish these goals through our Crane 200 program and Crane University. The Crane 200 program is designed to identify and develop leadership talent throughout Crane. As we instill common values and further develop these key individuals, we will leverage these resources throughout our Company through our "Crane Helping Crane" philosophy.

Crane University is our vehicle for learning and leveraging best practices throughout Crane. It's a virtual University, as we wanted the money invested in our people not a building. In 2001, we spent $4.5 million at Crane University and trained 550 employees throughout the Company, compared with $1.5 million in 1999. These programs ranged from Kaizen events on the plant floor to formal Crane University days for our business unit presidents. We trained more employees in Six Sigma and Lean Manufacturing in 2001 than we had in the previous four years combined, and put the entire management team of eight of our key businesses through green belt training. In 2002, we plan to continue this intense focus on learning and leveraging best practices as we drive to improve our human capital.

Customer Focus and Operational Excellence

We believe that it is important to measure not only financial results but those metrics that are important to our customers, specifically on-time delivery, lead time and quality. Improving these metrics increases the value proposition to our customers, which in turn will enable us to take market share and grow profitable sales. At Crane today, we have 90 trained lean black belts working in their respective business units on improving those metrics, along with six master black belts.

Every business unit president has completed operational excellence leadership training and is focused on driving improvement in these metrics throughout their organization. This has been a new focus for Crane over the past several years, and while we have considerable room for improvement, we are making significant progress. For example, on-time delivery improved in 2001 from 80% to 88%.

Our goal is to be "faster, better and easier" to do business with, while reducing costs.

Strategic Linkages

As our operating results demonstrate, Crane has a collection of businesses with high returns on capital and strong cash flow. As we make the transition from a holding company to an operating company, we are constantly looking to create value for our shareholders by having our units work more closely together.

In 2001, we focused on our ten smallest businesses, consistently earning $5 million or less. In the case of four businesses with sales totaling $125 million, 8% of total Crane sales, we saw the opportunity to create value through strategic linkages with larger more profitable Crane businesses. As a result, during the year we combined our North American commercial and engineered valve businesses in Fluid Handling, Cor Tec with Kemlite in Engineered Materials, Azonix with Dynalco in Controls and Lear Romec with Hydro-Aire in Aerospace. From these "internal acquisitions" we expect the same synergies that you would expect from external acquisitions. For example, the combination of Kemlite and Cor Tec (both produce FRP panels for the transportation industry) allows us to leverage the intellectual capital and sales resources of Kemlite with Cor Tec, significantly expanding Cor Tec sales coverage, while enabling us to reduce material and selling, general and administrative costs.

We divested two businesses—Crane Plumbing and Powers Process—as there were no linkages to other Crane businesses and both had negative EVA. In the case of Crane Plumbing, where we sold the U.S. business 15 years ago, the business model consisted of two 30-year-old Canadian potteries competing against lower cost offshore imports. Powers Process was our only business selling through plumbing channels in the U.S. In addition, we contributed our Ferguson business and $12 million to form a joint venture with Ferguson's largest competitor. This allowed us to change the Ferguson business model by capturing a larger share of the overall market while rationalizing production facilities.

In 2001, this process reduced the number of business units from 23 to 16. We believe a smaller number of larger units will increase the quality and consistency of our management teams, allowing us to better understand the value proposition to the customer and reduce business risks. Our EVA discipline will make this program a continuing part of our culture at Crane.

Acquisitions

The seven acquisitions we made in 2001 at a cost of $191 million—five small add-ons and two large stand-alone businesses—reflect our sharp focus on making acquisitions which strengthen our existing businesses. The two large acquisitions—Xomox and Saunders (renamed Crane Process Flow) were acquired for $180 million and generate sales of $250 million annually. This significantly strengthened our position in the global valve industry, which is rapidly consolidating. Both have strong brands focused on high-end application-driven markets in the chemical processing and biopharmaceutical markets, with operating profit margins of approximately 10% that can be improved. Xomox has a 50% share of the sleeved plug valve market, while Crane Process Flow has 20% of the world market for diaphragm valves. These companies also bring low-cost international manufacturing facilities in India and Hungary, which supplement existing Crane facilities in China where we control design and quality. In addition, both Xomox and Crane Process Flow have strong international sales organizations that will join other Crane operations in cross-selling key existing Crane valve brands, further expanding our product offerings and extending our markets. Incremental sales of existing Crane products through Saunders and Xomox channels and vice versa are expected to be $5 million to $10 million in 2002, growing to $40 million to $50 million by the fifth year.

Financial Strength

Crane's financial strength is rooted in the solid and sustainable profitability of its core businesses, which hold strong positions in niche markets. These businesses generate significant free cash flow. We use this cash to pay down debt, to repurchase shares, and, most importantly, to invest in our existing businesses and acquisitions. In 2001, for example, our free cash flow of $149 million, plus $20 million from divestitures, largely paid for our seven acquisitions totaling $191 million.

Our balance sheet is extremely strong, with a conservative net debt-to-capital ratio of 30% at year-end. This is modestly higher than the 26% at year-end 2000, but has moved steadily downward from 38% at the end of 2001's second quarter and 35% at the end of the third quarter.

Our business model of free cash flow in excess of net income will be a key driver of value for shareholders in the future.

Outlook for 2002: A Year of Investment

I would characterize 2002 as a year of heavy investment in our business. We want to be a materially stronger competitor in the marketplace with improved operating leverage when our markets return to more normal levels. We will continue our investment in intellectual capital through new hires, particularly in sales and marketing, and by maintaining our spending in Crane University. We will drive our operational excellence activities more deeply and broadly throughout our organization to achieve further gains in our key operating metrics, of on-time delivery, lead time, quality and inventory turns. We expect, for example, to see on-time deliveries improve to 93% of customer promise date, up from 88% in the year 2001.

Importantly, we are investing in key new product initiatives throughout the Company, particularly in commercial aerospace and at Interpoint, our microelectronics business. Finally, we continue to look for opportunities to create value by leveraging the strategic linkages among our business units. We expect powerful synergies to begin to develop from the inter-company sales of existing products into new markets in our valve, pump and control businesses.

I remain confident in the quality of our people and our businesses and in our ability to execute our 2002 plans. I deeply appreciate the guidance and encouragement of our Board of Directors and the support of our shareholders, customers and suppliers.

Sincerely,

Eric C. Fast

Eric C. Fast
President and Chief Executive Officer
FEBRUARY 22, 2002

We are adding value through...



Make it ugly.

Improving Customer Focus

Make it ugly. This is a mantra which is heard in every part of our business. Don't dress up the facts. Tell it straight. Face up to where you really are, so all of us can understand the problem, identify the root cause, and generate a creative solution that will really work. We use this self-assessment process as a tool to understand the value proposition to the customer. We find the pain points and then leverage our resources and talent throughout Crane to improve internal processes and deliver service that exceeds expectations.

At Interpoint, in our Aerospace business unit, we meet with major customers on a quarterly basis to rate one another's performance in on-time delivery, technical capability, timely response, product quality and communications. We set mutual improvement actions in each category, which then become a part of our on-going business reviews. Cochlear Corporation is a major customer that holds a 75% market share in the worldwide cochlear implant market. In 2001 their total implant base topped 32,000 patients — 17,000 of whom were children. With their 70-year product warranty, quality and reliability are paramount. We applied the "Interpoint Customer Focus" model to help them grow revenues by 53% in their fiscal 2001. Within Interpoint, we improved our Quality metric by 35% and our On-Time Delivery metric by 25% during this same period — and our revenue from Cochlear grew 170%. Cochlear has paid us a handsome compliment by using the success of our partnership to promote their new Key Supplier Alliance Program.

...and our practices.


ATTRACT
MEASURE
DEVELOP
RETAIN
UNIVERSITY

Leveraging Intellectual Capital

Good people make good things happen. It is our goal to retain and recruit talented people, and to train them well within a culture that calls for performance with trust and respect. We are certain that the continuity of running our business with the highest quality people is the best insurance of financial success. We invested $4.5 million in 2001 training 550 employees throughout the company at Crane University—our vehicle for learning and leveraging best practices to improve our business processes. We continued to invest in Six Sigma training, creating "black belts," who return to their companies with the tools and know-how to improve processes and squeeze out cost, while at the same time training our business unit management teams, as a group, as "green belts," to drive operational excellence in their business unit. We are strengthening our management capabilities by identifying and developing leadership talent through our "Crane 200" program. We have put in place a balanced compensation program, aligned with shareholder values, designed to reward performance and retain our ablest people. We are broadening the growth opportunities for each employee from a single business unit to all of Crane. A company wide e-resume databank allows management throughout our businesses to access the rich resource of talent we have here at Crane. Likewise, our pool of talent has the ability to keep abreast of the opportunities for growth throughout our collection of linked businesses with electronic posting of job openings and descriptions.

our people...



How do we grow sales? By getting close to the customer to make doing business with us faster, better and easier. And by embracing operational excellence – with whatever tools work best.



We have strong, well run businesses, working together with strengthened management teams to build shareholder wealth.



New synergies leverage Crane Valve products through Xomox sales channels


Continued investment in intellectual capital means continuity and quality for increased shareholder value.

We are redoubling our focus on the customer at Crane Merchandising, and we are sharing best practices through "Crane Helping Crane".

To be great leaders, each of us must have a common recognition of value, people, and be customer oriented. These are our shared values.

We strive to optimize profits and invested capital, and we are committed to the continued generation of strong, free cash flow.

The Kemlite/Cor Tec internal acquisition is delivering sales, procurement, manufacturing, and management synergies.

1+1=3

Making Synergistic Acquisitions

Throughout Crane, we are making acquisitions which create value not only by being attractive businesses in their own right, but also by strengthening our existing business model. Each one of our acquisitions is designed to accelerate sales growth through the addition of new products, new customers, and new markets. All of our acquisitions must provide significant opportunities for marketing, manufacturing, and/or sourcing economies.

For example, the acquisition of Saunders and Xomox in the Fluid Handling unit has strengthened our business model. These acquisitions have added:



REVO
Saunders
Xomox
Flowseal
Westad, Pacific
Centerline
Crane
Duocheck
Crane
Stockham
Jenkins
TECHNOLOGY AND PRICE

- Premium brands with strong market positions, such as Xomox, Tufline, Tuflin, Saunders, DEPA, ELRO and REVO.
- Technology leadership in corrosive fluid handling, sanitary valve design, and polymer diaphragms.
- A strong international direct sales organization.
- Three new low-cost international manufacturing facilities where we control design and quality.

The synergies created from these acquisitions come from the selling of Crane products through Saunders/Xomox channels and vice versa, from facilities rationalizations, and from expanded international sourcing and cost reduction opportunities.

EVA


THREE YEAR GOAL
maximize

Operating Profit Margin


THREE YEAR GOAL
15%

Inventory Turns


THREE YEAR GOAL
5.5x

On-Time Delivery


THREE YEAR GOAL

Lead Time


THREE YEAR GOAL

Quality


THREE YEAR GOAL

Achieving Operational Excellence

First we focus on the customer and find out what needs to be improved, then we drive the solution through operational excellence (OpEx). Continuous improvement, tied to financial performance, is driven and measured by the metrics illustrated above. These are indicators of how we are serving the customer, and they have become the foundation of how we run our business.

Employees from every part of Crane have been trained in a variety of tools and skills such as Lean Manufacturing, Six Sigma, and process improvement through information technology. Training in how and when to use the tools, and how to recognize the types of problems best solved with them is fundamental. In 2001, for example, we trained 20 full-time lean black belts and nearly 120 lean green belts throughout Crane, adding to the ranks of the 125 trained over the previous four years. We leverage these efforts through a program called "Crane Helping Crane" where Crane leaders are sharing best practices and lessons learned through open dialogue.

Each and every one of our OpEx metrics is results focused, and directly impacts shareholder wealth and customer satisfaction.


Hydro-Aire/Lear Romec
ELDEC
Interpoint
Kemlite/Cor Tec
Polyflon
Resistoflex
Crane Merchandising Systems
National Rejectors, Inc. GmbH (NRD)
Crane Supply
Crane UK
Crane Valves
Valve Services
Crane Pumps & Systems
Crane Environmental
Barksdale
Azonix/Dynalco
AEROSPACE
ENGINEERED MATERIALS
MERCHANDISING SYSTEMS
FLUID HANDLING
CONTROLS

Crane Co.

In the pages that follow,
we discuss results,
along with the events, trends,
market dynamics and
management initiatives
that influenced them.

Aerospace

(dollars in millions)	2001	2000
Sales	$395.2	$346.8
Operating profit	96.6	83.7
Gross margin	44.5%	44.0%
Operating margin	24.4%	24.1%

Despite the impact of the events of September 11, sales and operating profit at Crane Aerospace rose 14% and 15%, respectively, in 2001, representing slight margin improvement. Aerospace remained Crane's largest profit contributor, representing 25% of the Company's sales and 56% of operating profit.

The events of September 11 had a significant impact on commercial aerospace. Orders for new aircraft were reduced or canceled, passenger revenues declined sharply and airlines rapidly reduced the size of their fleets. Aftermarket spares orders were dramatically reduced, causing order backlog to fall 30% at the end of the fourth quarter from the September level.

Following the events of September 11, Hydro-Aire/Lear Romec and ELDEC took aggressive actions to reduce costs and to resize the business. In the fourth quarter, the work force of those businesses was reduced 13% and severance costs of $1.9 million were incurred. Facing the downturn in commercial aircraft production levels, Crane Aerospace intensified its research and development focus on safety and reduced cost of ownership. These activities are directed at retrofit applications to address the installed base of approximately 13,000 aircraft.

ELDEC recorded a 4% operating profit gain on a 9% increase in sales, maintaining strong profitability despite new program investments, in part, through cost-reducing operational excellence initiatives. Working with Hamilton-Sundstrand, ELDEC is developing electrical system products for two regional jet families—the Embraer 170-190 and the Fairchild-Dornier 728-928. ELDEC is also developing new proximity sensing electronics for the Boeing 777, was selected to provide a flap skew detection system for the Bombardier CRJ-200 regional jet and won flowmeter and pressure transducer business on the Pratt & Whitney 6000 and Rolls-Royce Trent 900 jet engines. ELDEC was awarded positions on the Cessna Sovereign and Sikorsky S-92 programs. ELDEC received Boeing's coveted Q100 Supplier Quality Recognition Award and was named Sub-Contract Supplier of the Year by Rockwell-Collins.

Hydro-Aire acquired Lear Romec in an internal acquisition during the year. Sales of the combined businesses increased 10% from the prior year level, operating profit increased 3%. Operating margins declined slightly in 2001 due primarily to new program development costs.

Hydro-Aire maintained its leading world market share in antiskid brake control systems, with strong showings in the commercial, regional, business and military markets.

Hydro-Aire has brake control systems on every Boeing aircraft, and a 75% market share in ongoing military programs, including the F/A-18 E/F, the C-130J and the C-17. Hydro-Aire has fuel pumps on 65% of all Boeing planes and holds a 30% share of the commercial market.

The government's award of the Joint Strike Fighter (JSF) contract to Lockheed Martin was a major event for Hydro-Aire, as they will supply the brake controls. The JSF program may involve over 3,000 aircraft for the U.S. and Great Britain, although production will not begin until 2008. New and derivative brake controls are being sold to unmanned aircraft and retrofit military markets, with production expected after 2002. Through its pursuit of operational excellence (see page 10) initiatives, Hydro-Aire achieved identifiable new cost savings of over $5 million in 2001, a slightly larger gain than in 2000.

Lear-Romec was awarded the lube and scavenge pump contract for the Rolls-Royce lift fan for the JSF program. Application engineering will begin in 2002 and production in 2006. The business's research and development efforts are focused on four areas: lighter-weight pumps, extension of vane pump technology to high-pressure applications, variable frequency A.C. motors for fuel pumps, and cost reduction efforts on the Rolls Royce Trent 700/800 engine series.

A high point of 2001 was the turnaround performance of Interpoint, a manufacturer of power supplies and microelectronic assemblies. Under new leadership at Interpoint, a strong team was established that revitalized the company. Interpoint progressed from an operating loss of $4 million in 2000 to an operating profit of $5 million in 2001 on higher sales, largely due to the implementation of operational excellence processes and lean manufacturing principles. Interpoint has established a mixed technology and volume automated production cell providing customers with a "one-stop-shopping" solution for their microelectronic needs. The uniqueness of this manufacturing technology enables Interpoint to combine both hybrid and surface-mount capabilities (including flip chip, ball grid arrays, and chip scale packages) in a single in-line assembly process, with the flexibility and speed to handle a wide range of volume requirements.

Outlook

Operating results for 2002 are expected to be down approximately 30% from 2001 (excluding goodwill amortization from both periods) due to the decline in both airframe production levels and aftermarket spares shipments to commercial airlines. Boeing and Airbus plan to build approximately 350 commercial aircraft in 2002 compared to approximately 540 in 2001. Regional aircraft production is expected to be reduced from 430 to 350 in 2002. The market for business jets appears stable, while military spending is slated to increase. Aerospace will focus on aftermarket retrofit applications for safety and reduced cost of ownership for airline customers. Continued attention will be placed on operational excellence initiatives to improve operating efficiencies and lower costs as the industry adjusts to the events of September 11.


13

Engineered Materials

(dollars in millions)	2001	2000
Sales	$290.8	$344.0
Operating profit	34.5	49.5
Gross margin	22.6%	24.1%
Operating margin	11.9%	14.4%

Sales, operating profits and margins declined in Engineered Materials in 2001 primarily because of lower sales to depressed transportation and chemical process markets.

Engineered Materials sales of $290.8 million were down 16% from $344.0 million in 2000, while operating profits slid 30% from $49.5 million to $34.5 million. Operating margins were 11.9% versus 14.4%. Sales at both Kemlite and Resistoflex were enhanced by acquisitions. Both companies outperformed their markets and essentially maintained their strong market position.

Kemlite, the largest business in the segment, had sales and operating profit declines of 15% and 28%, respectively, in 2001. Operating margins remained strong in the mid-term as aggressive cost reductions and improved operating efficiencies partially offset the impact of extremely weak end markets. Sales of its fiberglass-reinforced plastic (frp) panels and translucent roofs for truck trailers were down sharply but less than the market which fell by 50% from 200,000 units in 2000 to 100,000 units in 2001. The slowdown is expected to continue throughout 2002. Sales of frp panels for recreational vehicles (RV) declined in line with the overall market which was down 13%. The RV market is expected to be up slightly in 2002. Sales of building products, including Kemlite's Sequentia brands, were down modestly from the prior year level. Kemlite's international sales were also down on reduced purchases by several major customers, partially offset by stronger European and Canadian sales.

Kemlite's $6 million acquisition of Laminated Profiles (renamed Kemlite Ltd.), a continuous panel frp producer based in the United Kingdom, in February 2001, gave the company an important foothold in Europe. Kemlite Ltd. serves transportation and RV markets mainly within the U.K. and added $7 million to 2001 sales.

In an internal acquisition, Cor Tec became part of Kemlite in 2001. Facing depressed markets, both companies downsized their work forces by mid-year and focused on reducing operating costs to strengthen margins. To improve efficiencies, Kemlite conducted several Kaizen events and expanded its operational excellence program, surpassing its cost savings goals in 2001. In addition, the entire management staff participated in lean manufacturing training in 2001.

Resistoflex operating profits were down by 27% in an extremely weak chemical process market. Operating margins were in the mid-teens and should rebound as chemical process markets recover.

Future prospects for Resistoflex were improved by two acquisitions during the year. In September, the company acquired AeroHose, a manufacturer of high pressure, plastic-lined hoses used mainly in military aircraft. AeroHose products complement Resistoflex's aerospace tube and fitting business and will be consolidated into the existing Jacksonville facility in the first quarter of 2002.

In July, the company acquired its German licensee, Resistoflex GmbH, gaining a solid position in Europe. The European operation will work closely with the recently acquired Xomox which makes plastic-lined valves that complement Resistoflex's products. Resistoflex now has manufacturing facilities in the U.S., Europe and Singapore. In addition, the Singapore unit has set up a wholly-owned business in China to sell to that country's fast-growing chemical process industry.

Resistoflex maintained a sharp focus on operational improvements to reduce costs and improve margins positioning itself for rapid growth when markets turn. Operational excellence initiatives and a focus on key metrics helped to improve on-time delivery, quality and lead times.

As part of Crane's effort to merge or divest non-core marginal or unprofitable businesses, Crane Plumbing was sold in October 2001 at an after-tax loss of $8.5 million. Crane Plumbing operated at a $1.5 million loss in 2001 on sales of $28.5 million. Engineered Materials operating margin without Plumbing was 13.7% in 2001.

Outlook

Engineered Materials operating results are expected to remain essentially flat in 2002 (excluding goodwill amortization from both periods), as the transportation and chemical process markets are expected to remain depressed throughout the year. A recent pickup in RV ordering rates suggests improvement in that Kemlite market, and the company is also targeting gains in building products. Resistoflex expects that continued strength in military aerospace and pharmaceutical markets will partially offset weak chemical process markets. The new European operations of Resistoflex and Kemlite, constrained by a weakening economy, will contribute only modestly to 2002 results.

Merchandising Systems

(dollars in millions)	2001	2000
Sales	$216.4	$220.6
Operating profit	25.6	31.3
Gross margin	31.6%	33.0%
Operating margin	11.8 %	14.2%

Merchandising Systems recorded slightly lower sales and an 18% decline in operating profit as strong results at National Rejectors, Inc. (NRI) were more than offset by a sharp decline at Crane Merchandising Systems (CMS).

Combined sales declined 2% to $216.4 million, compared with $220.6 million in 2000. Operating profit decreased from $31.3 million in 2000 to $25.6 million in 2001. Operating margins declined from 14.2% in 2000 to 11.8%.

The success story in 2001 was the performance of German-based NRI, Crane's manufacturer of coin-changing and coin-validation devices. In the year prior to the January 2002 introduction of Euro coins, sales of NRI's new Euro-capable devices escalated dramatically as vending operators sought to equip their machines for the new Euro coins. Sales rose 80% in 2001, while operating profit rose 167%, with exceptionally strong margins.

Once the initial strong demand for its Euro-capable electronic devices was met, orders fell sharply and NRI reduced its production and work force as planned. NRI sales in 2002 are expected to be less than half of 2001 sales with operating profit declining even more.

Crane Merchandising Systems faced difficult markets throughout 2001, both domestically and internationally, for its coffee, food and snack-vending machines. As the U.S. economy slowed, layoffs increased at offices and factories where the bulk of vending machines are installed. Vending operators pulled machines out of service and scaled back orders for new ones. European sales, mainly in the U.K., held up through mid-year, but began to weaken as these economies softened in the second half of 2001. As a result, Crane Merchandising Systems sales declined 22% in 2001 from the prior year level and the business essentially broke even at the operating profit line.

During the year, management took aggressive actions to cut operating costs and optimize invested capital. CMS focused on core products and strategically eliminated expenses for efforts devoted to non-core programs. Overall, Crane Merchandising Systems downsized the work force by 15% in 2001 and rationalized non-core products. These actions cost the company approximately $3.2 million in operating profit during the year.

At the St. Louis manufacturing facility, lean enterprise systems to increase manufacturing efficiency and reduce inventories were implemented. Significant effort in training and execution of the new lean enterprise concepts led to a 25% inventory reduction. More importantly, St. Louis manufacturing operations improved quality, increased on-time delivery to 98% and reduced product lead times to less than eight days.

Outlook

Operating results in 2002 are expected to decline about 50% to 60% from 2001, excluding goodwill amortization from both periods. This decline reflects the completion of the Euro conversion, a record year in NRI sales and operating profit, coupled with only slight anticipated improvement in the domestic automated merchandising market in 2002 from the current depressed levels. Continuing cost reduction efforts at both companies should strengthen margins and set the stage for profitable growth when markets improve.



Fluid Handling

(dollars in millions)	2001	2000
Sales	$585.2	$461.1
Operating profit	38.5	31.8
Gross margin	25.5%	24.3%
Operating margin	6.6%	6.9%

Sales of Fluid Handling products increased 27% while operating profit rose 21% in 2001 primarily as a result of the strategic acquisition of two valve companies. In 2001, Xomox and Crane Process Flow Technologies were acquired for $180 million. These and two other smaller acquisitions provided incremental sales and operating profit of $125 million and $7.6 million, respectively. These acquisitions strengthen Fluid Handling's position in the global valve industry through increased product offerings and selling channels significantly expanding overall market reach.

Fluid Handling sales, excluding acquisitions, were flat in 2001 versus the prior year as organic growth in valve sales of 5% was offset by lower pump shipments and slightly lower sales at Crane Supply. The increase in valve shipments in 2001 reflects strong demand from longer-cycle power generation and marine markets and higher revenue from valve services. This was partially offset by extremely weak demand in Crane's short-cycle valve businesses which sell through distribution and serve the chemical process and the general industrial markets.

For the year, operating profit remained flat, excluding the incremental profits from the acquisitions. Fluid Handling operating profit in 2001 was negatively impacted by $6 million in costs for workforce reductions, product line rationalizations and a plant consolidation. Operating margin, excluding these cost reduction initiatives, improved to 7.6% of sales in 2001 versus 6.9% in 2000. Valve operating margin, excluding the cost reduction initiatives of $3.7 million, improved to 8.7% of sales in 2001 compared to 6.5% in 2000 as a result of improved operating efficiencies and lower-cost product sourcing initiatives.

Crane's business model calls for a global supply chain strategy across all its valve brands. In pursuit of this, valve production will continue to be shifted to lower-cost sources where we control product design and quality. The acquisition of Xomox and Crane Process Flow brought three new low-cost facilities under Crane control, two in India and one in Hungary. These facilities which manufacture plug, diaphragm and quarter turn butterfly valves compliment Crane's existing two facilities in China which manufacture iron and steel valves.

In addition, this business model will leverage the strong international sales organizations, premium brand recognition and technology leadership in corrosive fluid handling and sanitary valve design of the Xomox and Crane Process Flow acquisition.

Continuing improvement of operating margins through cost cutting and increased operating efficiency, toward a long-term goal of 12%, is a principal objective of lean manufacturing initiatives. Key operational excellence metrics have improved significantly as a result of the leadership and initiatives of lean black belts trained in Six Sigma analytical techniques. For example, at Washington, Iowa, where Crane manufactures iron valves, on-time delivery improved from 74% to 93% over the two years ended December 31, 2001, while lead time decreased from three weeks to two. At the Brantford, Ontario facility, on-time delivery for bronze valves improved to 97%, lead time declined to six weeks, and inventory turns improved from 1.7 to 2.9 over the twelve month period ended December 31, 2001. Crane is targeting comparable improvements at Xomox and Crane Process Flow plants.

At Crane Pumps & Systems, markets softened throughout 2001. Sales were off by 10% as a result of weakness in the general industrial market. Operating profit and margin were down significantly reflecting the sales decline as well as work force reductions and a plant consolidation which negatively impacted operating profits by $2.3 million in 2001. These actions reduced headcount by 14% in 2001 and are expected to generate significant savings in 2002. Crane Pumps & Systems also combined seven sales forces for its various brands into two and plans to expand its sourcing of lower-cost components and finished product from China.

Crane Supply, a Canada-based distributor of pipe, valves and fittings, had a slight decline in sales in 2001 while operating profit was 12% below prior year levels. Overall operating margin remained at 7% of sales.

Outlook

Fluid Handling operating results in 2002 are expected to significantly improve from 2001 (excluding goodwill amortization from both periods). This improvement will be driven by margin improvement initiatives, the full-year impact of 2001 acquisitions and strong order backlog in power generation and marine markets. Full-year results of the 2001 Xomox and Crane Process Flow acquisitions should boost segment sales and operating profits significantly in 2002. Despite continued market weakness, margins should increase as a result of rigorous cost-reduction and process improvement efforts along with savings from plant consolidations and procurement and sales synergies across Crane's valve businesses.

Controls

(dollars in millions)	2001	2000
Sales	$101.9	$121.9
Operating profit	2.0	(2.1)
Gross margin	33.2%	29.5%
Operating margin	2.0%	(1.8)%

Sales declined by 16% while operating profit and margins improved in Controls during 2001. This reflects the impact of the 2001 disposition of two non-core businesses and an improvement at Azonix/Dynalco.

Crane took a number of strategic actions in 2001 to improve Controls, which has faced flat-to-lower sales and declining profits and margins in recent years. The Ferguson business was contributed to a joint venture and Powers Process Controls was sold. Aggregate sales for these two businesses were $33 million in 2001.

In September 2001, the Company and Emerson Electric Co. announced the formation of a joint venture involving Emerson's Commercial Cam Co. unit and the Company's Ferguson business. The Company and Emerson contributed their respective operations into a new company, Industrial Motion Control Holding, LLC. Crane also contributed $12 million of cash into the Ferguson/Cam Co. joint venture, which is accounted for under the equity method of accounting by Crane. Market related synergies and facility rationalization are expected to improve the business model for the Company's Ferguson investment going forward. Improved pricing and cost-reduction efforts reduced losses at Ferguson's operations for the nine month period before the start of the joint venture to $2.1 million, compared with a full-year loss of $4.8 million in 2000.

Powers Process Controls, a marginally profitable business with no potential linkages with other Crane businesses, was sold at book value to a strategic buyer during 2001.

Barksdale, a leader in ride-leveling air suspension valves for heavy trucks and trailers and in blowout prevention valves used in oil and gas exploration, saw sales decline by 9% as its principal markets, transportation, oil and gas exploration and general industrial, all weakened.

Operating profit at Barksdale dropped 31% due to the lower volume and lower margin that reflect expenses for severance and costs of product rationalization programs. During the year, Barksdale has made operational improvements which are expected to benefit future performance. These include improvements in customer metrics for on-time delivery and lead-time.

In addition, the company is realigning its sales organization to a market-focused distribution approach. At the end of 2001, Barksdale launched a new pressure valve for the transportation industry and plans to ship in early 2002.

In 2001, Azonix and Dynalco were combined in an "internal acquisition" under common leadership. While Azonix/Dynalco sales revenue was flat, operating profits more than doubled during 2001. These results reflect the benefits of consolidation, rigorous cost controls and favorable product mix. An increase in sales was achieved on strong military orders and improving oil and gas industry orders for MMI (man-machine interface) displays and controls for hazardous environments, a market the company dominates. However, this was offset by a slight sales decline on engine instruments and controls as well as diagnostic equipment, despite a strong fourth quarter.

Integration of the two management teams enabled the companies to leverage core competencies to make operations more efficient and strengthen market presence, particularly in the important oil and gas markets. Consolidation of the sales and marketing organizations improved market coverage, customer focus and use of resources. Significant gains were made in the key operational excellence metrics of on-time delivery, lead-time and quality while continued product innovation set the stage for future growth.

Outlook

Controls' 2002 operating results are expected to increase from 2001 (excluding goodwill amortization from both periods) reflecting the elimination of $2.1 million of losses in 2002 which were incurred under the prior Ferguson business model in 2001, and stable 2002 results at the remaining units. With only moderate improvement in oil and gas markets and continuing weakness in the transportation, fluid handling and general industrial markets, sales of the remaining businesses in Controls are expected to remain flat in 2002.

Corporate

(dollars in millions)	2001	2000
Corporate expenses	$(25.5)	$(10.1)
Interest income	1.1	.8
Interest expense	(21.2)	(21.6)
Miscellaneous – net	(15.7)	27.1
Effective tax rate on income	34.8%	35.0%

The increase in Corporate expenses is primarily due to higher employee-related costs including a non-cash charge of $6.1 million resulting from the retirement of R.S. Evans as the Company's Chief Executive Officer and represents stock-based retirement costs that previously were being amortized to an anticipated retirement at age 65.

In 2001, Miscellaneous—net is primarily a loss on disposal of Crane Plumbing of $13.8 million. In addition, it includes equity income of $.9 million earned from the joint venture formed in the late third quarter of 2001 between Crane Co. and Emerson Electric Co. In 2000, $26.6 million from the gain on the sale of the Company's investment in Powec AS and a related telecommunications power supply product line is included in Miscellaneous—net.

Cash Flow

Operating activities in 2001 generated $198 million in cash flow. In addition, the disposal of non-core businesses and the sale of excess real estate generated $28 million of incremental cash during the year. The Company redeployed these resources by investing $191 million expanding its core businesses by making seven acquisitions, and investing $32 million in capital equipment while returning $52 million to shareholders through dividends and share repurchases. This represents the eighth consecutive year that Crane has generated cash in excess of $100 million from operations.

Capital expenditures in 2001 totaled $32 million. Net cash used for financing activities in 2001 includes $28 million for the repurchase of 1.1 million shares of Crane common stock and $24 million for the payment of dividends.

Capital Structure

The following table sets forth the Company's capitalization:

(dollars in thousands) December 31	2001	2000
Short-term debt	$ 1,818	$ 14,858
Long-term debt	302,368	213,790
Total debt	304,186	228,648
Less cash	21,163	10,926
Total net debt	283,023	217,722
Common shareholders' equity	651,295	606,763
Total capitalization	$934,318	$824,485
% of net debt to shareholders' equity	43.5%	35.9%
% of net debt to total capitalization	30.3%	26.4%

At December 31, 2001, the principal amounts of long-term debt repayments required for the next five years were $.4 million in 2002, $103.5 million in 2003, $100.0 million in 2004, none in 2005 and $100.0 million in 2006.

As of December 31, 2001, the Company had unused domestic lines of credit totaling $115.0 million and unused foreign lines of credit totaling $42.7 million. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender.

The Company's net debt increased by $65.3 million to $283.0 million at December 31, 2001. The Company's net debt to capital percentage is at 30.3% up from 26.4% in 2000. Interest coverage (income before taxes plus net interest expense divided by net interest expense) is 7.7 times interest in 2001.

At December 31, 2001, the Company had a $300 million contractually committed long-term bank credit facility under which the Company can borrow, repay or, to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants, including limitations on indebtedness and liens. A loan for $25 million was outstanding under this agreement at year-end. The Company also has a $300 million shelf registration filed with the Securities and Exchange Commission, all of which remains unissued. In February 2002, the Company entered into a two year interest rate swap agreement with JPMorgan Chase Bank which converts $100 million of 8.5% fixed rate debt to LIBOR plus 4.985%. The swap agreement terminates on March 15, 2004.

The Company's Canadian subsidiary is party to a contractually committed long-term line of credit in Canada. This facility permits borrowing of up to $15.7 million, none of which was outstanding at December 31, 2001.

As of December 31, 2001, the Company's senior unsecured debt was rated BBB+ by Standard and Poor's and Baa1 by Moody's Investors Service. The Company believes it has adequate access to both public and private credit markets to meet all of its operating and strategic objectives.

Crane is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems business to offer various sales support financing programs to its customers. At December 31, 2001, $35.5 million was outstanding. Recourse to Crane for all uncollectible loans made to CMS's customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

The Company has no majority-owned subsidiaries that are not included in the consolidated financial statements nor does it have any interests in or relationships with any special purpose off-balance sheet financing entities.

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are more fully described in the Accounting Policies note to the Consolidated Financial Statements. Certain of our accounting policies require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.

On an on-going basis, management evaluates its estimates and assumptions, the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. Our accounting policies include:

Accounts Receivable The Company continually monitors collections from customers and provides a provision for estimated credit losses when customer accounts exceed 90 days past due. The Company aggressively pursues collection efforts on these overdue accounts and upon collection reverses the write-off in future periods.

Inventories The Company values inventory at the lower of cost or market and regularly reviews inventory values on hand and records a provision for excess and obsolete inventory primarily based on historical usage and the Company's forecast of product demand over the next two years. As actual future demand or market conditions vary from those projected by management, adjustments to inventory valuations will be required.

Valuation of Long-Lived Assets The Company periodically reviews the carrying value of long-lived assets for continued appropriateness. These reviews are based upon projections of anticipated future undiscounted cash flows. While the Company believes these estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect valuations.

Contingencies The Company accrues expenses when it is probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. Contingencies for which the Company has made accruals include environmental, warranty and product liability matters, none of which are expected to have a material adverse effect on the Company's financial position or cash flow. Adjustments to the amounts accrued are made as circumstances change.

See Contingencies note to the Consolidated Financial Statements on page 30 for a discussion of the Company's contingencies.

Benefit Plans The Company is required to make estimates and assumptions to determine benefit plan liabilities which include investment returns, rates of salary increases, discount rates and health care cost trend rates. Estimates and assumptions are reviewed annually with the assistance of external actuarial professionals and adjusted as circumstances change.

Quantitative and Qualitative Disclosures about Market Risks

The Company's cash flows and earnings are subject to fluctuations from changes in interest rates and foreign currency exchange rates. The Company manages its exposures to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of interest rate swap agreements and forward exchange contracts. Long-term debt outstanding of $302 million at December 31, 2001, was generally at fixed rates of interest ranging from 2.28% to 8.50%. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Risk Factors

Throughout this Annual Report to Shareholders, particularly in the President's Letter to Shareholders on pages 2-5 and in the sections of Management's Discussion and Analysis of Operations on pages 13-20 the Company makes numerous statements about expectations of future performance and market trends and statements about plans and objectives and other matters, which because they are not historical fact may constitute "forward looking statements" within the meaning of the Private Securities and Litigation Reform Act of 1995. Similar forward looking statements are made periodically in reports to the Securities and Exchange Commission, press releases, reports and documents and in written and oral presentations to investors, shareholders, analysts and others, regarding future results or expected developments. Because the Company wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers are cautioned to consider, among others, the risk factors that will be described in the Company's Form 10-K for the period ended December 31, 2001 to be filed with the Securities and Exchange Commission before March 31, 2002, when evaluating such forward looking statements about future results or developments.

Copies of the Company's Form 10-K can be obtained after it is filed by writing to the Company at the address on the back cover, from the Securities and Exchange Commission or through the Internet at the Company's Web site at www.craneco.com.

Management's Discussion and Analysis of Operations continues on page 35.

For Years Ended December 31,	2001	2000	1999
	(in thousands, except per share data)		
Net sales	$1,587,180	$1,491,190	$1,553,657
Operating costs and expenses:			
Cost of sales	1,045,710	988,518	1,057,003
Selling, general and administrative	295,176	263,365	264,788
Depreciation and amortization	74,610	55,281	62,312
	1,415,496	1,307,164	1,384,103
Operating profit	171,684	184,026	169,554
Other income (expense):			
Interest income	1,063	820	9,750
Interest expense	(21,187)	(21,564)	(27,854)
Miscellaneous — net	(15,743)	27,078	4,345
	(35,867)	6,334	(13,759)
Income before income taxes	135,817	190,360	155,795
Provision for income taxes	47,197	66,631	54,897
Income from continuing operations	88,620	123,729	100,898
Income from discontinued operations, net of taxes	—	—	13,672
Net Income	$ 88,620	$ 123,729	$ 114,570
Basic net income per share:			
Income from continuing operations	$ 1.48	$ 2.03	$ 1.51
Income from discontinued operations	—	—	.20
Net income	$ 1.48	$ 2.03	$ 1.71
Average basic shares outstanding	59,825	60,919	66,981
Diluted net income per share:			
Income from continuing operations	$ 1.47	$ 2.02	$ 1.50
Income from discontinued operations	—	—	.20
Net income	$ 1.47	$ 2.02	$ 1.70
Average diluted shares outstanding	60,355	61,399	67,460

See Notes to Consolidated Financial Statements.

Balance at December 31,	(in thousands) 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 21,163	$ 10,926
Accounts receivable	217,636	209,817
Inventories		
Finished goods	68,421	87,118
Finished parts and subassemblies	64,965	53,361
Work in process	28,990	24,749
Raw materials	81,814	71,101
Total inventories	244,190	236,329
Deferred tax assets	32,279	31,455
Other current assets	7,989	11,625
Total current assets	523,257	500,152
Property, plant and equipment:		
Land	45,385	32,338
Buildings and improvements	134,799	132,142
Machinery and equipment	456,088	424,953
Gross property, plant and equipment	636,272	589,433
Less accumulated depreciation	360,479	343,322
Net property, plant and equipment	275,793	246,111
Other assets	72,622	39,116
Intangible assets	41,970	39,599
Goodwill	378,473	318,873
	$1,292,115	$1,143,851
Liabilities and shareholders' equity		
Current liabilities:		
Current maturities of long-term debt	$ 375	$ 326
Loans payable	1,443	14,532
Accounts payable	84,707	92,249
Accrued liabilities	136,690	104,361
U.S. and foreign taxes on income	25,924	20,509
Total current liabilities	249,139	231,977
Long-term debt	302,368	213,790
Other liabilities	22,911	22,746
Accrued postretirement benefits	27,694	29,653
Accrued pension liabilities	17,820	10,536
Deferred income taxes	20,888	28,386
Preferred shares, par value $.01; 5,000,000 shares authorized	—	—
Common shareholders' equity:		
Common shares, par value $1.00; authorized: 200,000,000 shares; issued: 72,426,139 shares; outstanding: 59,689,874 shares (60,426,161 in 2000) after deducting 12,736,265 shares in treasury (11,999,978 in 2000)	72,426	72,426
Capital surplus	103,754	101,144
Retained earnings	789,244	720,864
Accumulated other comprehensive loss	(34,461)	(31,096)
Treasury stock	(279,668)	(256,575)
Total common shareholders' equity	651,295	606,763
	$1,292,115	$1,143,851

See Notes to Consolidated Financial Statements.

For years ended December 31,	2001	2000	1999
	(in thousands)		
Operating activities:			
Income from continuing operations	$ 88,620	$ 123,729	$ 100,898
Non-cash special charges	—	—	16,765
Loss/(gain) on sale of assets	13,799	(26,646)	(2,582)
Depreciation and amortization	74,610	55,281	62,312
Deferred income taxes	(2,019)	(2,689)	6,489
Cash provided from operating working capital	34,090	5,338	36,678
Other	(11,538)	(3,837)	(9,856)
TOTAL PROVIDED FROM OPERATING ACTIVITIES	197,562	151,176	210,704
Investing activities:			
Capital expenditures	(32,144)	(29,977)	(28,988)
Proceeds from disposition of capital assets	7,926	1,779	6,253
Joint venture and equity investments	(12,000)	—	(2,029)
Sale of equity investments	—	45,556	5,361
Payments for acquisitions, net of cash and liabilities assumed of $43,764 in 2001, $909 in 2000 and $7,004 in 1999	(191,168)	(11,921)	(32,760)
Proceeds from divestitures	19,645	—	6,881
TOTAL (USED FOR) PROVIDED FROM INVESTING ACTIVITIES	(207,741)	5,437	(45,282)
Financing activities:			
Equity:			
Dividends paid	(23,918)	(24,323)	(26,704)
Reacquisition of shares — open market	(28,434)	(62,296)	(124,024)
Reacquisition of shares — stock incentive program	(2,279)	(4,374)	(780)
Stock options exercised	9,097	12,388	6,191
	(45,534)	(78,605)	(145,317)
Debt:			
Issuance of long-term debt	197,300	86,200	181,200
Repayments of long-term debt	(109,728)	(158,576)	(265,114)
Net (decrease) increase in short-term debt	(21,441)	2,393	(23,594)
	66,131	(69,983)	(107,508)
TOTAL PROVIDED FROM (USED FOR) FINANCING ACTIVITIES	20,597	(148,588)	(252,825)
Cash provided from discontinued operations	—	—	75,091
Effect of exchange rate on cash and cash equivalents	(181)	(344)	(638)
Increase (decrease) in cash and cash equivalents	10,237	7,681	(12,950)
Cash and cash equivalents at beginning of year	10,926	3,245	16,195
Cash and cash equivalents at end of year	$ 21,163	$ 10,926	$ 3,245
Detail of cash provided from (used for) operating working capital (Net of effects of acquisitions):			
Accounts receivable	$ 17,888	$ (9,810)	$ 31,934
Inventories	21,412	17,806	17,335
Other current assets	791	(140)	8,283
Accounts payable	(17,869)	8,300	(5,688)
Accrued liabilities	14,497	(13,002)	(14,551)
U.S. and foreign taxes on income	(2,629)	2,184	(635)
TOTAL	$ 34,090	$ 5,338	$36,678
Supplemental disclosure of cash flow information:			
Interest paid	$ 21,133	$ 21,596	$28,726
Income taxes paid	$ 34,933	$ 59,117	$54,825

See Notes to Consolidated Financial Statements.

(in thousands, except share data)	Common Shares Issued at Par Value	Capital Surplus	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Loss	Treasury Stock	Total Common Shareholders' Equity
AT JANUARY 1, 1999	$72,426	$ 96,262	$574,797		$(18,036)	$ (82,215)	$643,234
Net income			114,570	114,570			114,570
Dividend of Huttig shares			(42,382)				(42,382)
Cash dividends			(26,704)				(26,704)
Reacquisition of 6,063,254 shares						(126,469)	(126,469)
Exercise of stock options, 419,914 shares						6,191	6,191
Tax benefit — exercise of stock options		2,027					2,027
Restricted stock forfeited, 50,083 shares, net			3,140			(1,052)	2,088
Currency translation adjustment				(4,445)	(4,445)		(4,445)
Comprehensive income				110,125			
BALANCE DECEMBER 31, 1999	$72,426	98,289	623,421		(22,481)	(203,545)	568,110
Net income			123,729	123,729			123,729
Cash dividends			(24,323)				(24,323)
Reacquisition of 3,068,375 shares						(65,012)	(65,012)
Exercise of stock options 796,617 shares						12,388	12,388
Tax benefit — exercise of stock options		2,855					2,855
Restricted stock forfeited, 104,552 shares, net			(1,963)			(406)	(2,369)
Currency translation adjustment				(8,615)	(8,615)		(8,615)
Comprehensive income				115,114			
BALANCE DECEMBER 31, 2000	$72,426	$101,144	$720,864		$(31,096)	$(256,575)	$ 606,763
Net income			88,620	88,620			88,620
Cash dividends			(23,918)				(23,918)
Reacquisition of 1,155,271 shares						(30,713)	(30,713)
Exercise of stock options 542,113 shares						9,097	9,097
Tax benefit — exercise of stock options		2,610					2,610
Restricted stock forfeited, 123,129 shares, net			3,678			(1,477)	2,201
Currency translation adjustment				(3,365)	(3,365)		(3,365)
Comprehensive income				85,255			
BALANCE DECEMBER 31, 2001	$72,426	$103,754	$789,244		$(34,461)	$(279,668)	$651,295

See Notes to Consolidated Financial Statements.

Accounting Policies

Consolidation The consolidated financial statements include all controlled subsidiaries. Investments in affiliates over which the Company exercises significant influence but which it does not control (generally 20% to 50% ownership) are accounted for under the equity method. All intercompany items have been eliminated. Certain prior year amounts have been reclassified to conform with the 2001 presentation.

Use of Estimates The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimated. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. Estimates are used when accounting for such items as inventory reserves, allowance for doubtful accounts, depreciation and amortization, valuation of long-lived assets, employee benefit plans, taxes and contingencies.

Currency Translation Assets and liabilities of subsidiaries that prepare financial statements in currencies other than the U.S. dollar are translated at the rate of exchange in effect on the balance sheet date; results of operations are translated at the average rates of exchange prevailing during the year. The related translation adjustments are included in accumulated other comprehensive income (loss) in a separate component of common shareholders' equity.

Revenue Recognition Sales revenue is recorded when a product is shipped and title passes to the customer.

Income Taxes Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes using currently enacted tax rates.

Net Income Per Share The Company's basic earnings per share calculations are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.

(In thousands, except per share data) For years ended December 31,	2001	2000	1999
Income from continuing operations	$ 88,620	$123,729	$100,898
Income from discontinued operations	—	—	13,672
Net income	$ 88,620	$123,729	$114,570
Average basic shares outstanding	59,825	60,919	66,981
Effect of dilutive stock options	530	480	479
Average diluted shares outstanding	60,355	61,399	67,460
Basic net income per share:			
Income from continuing operations	$ 1.48	$ 2.03	$ 1.51
Income from discontinued operations	—	—	.20
Net income	$ 1.48	$ 2.03	$ 1.71
Diluted net income per share:			
Income from continuing operations	$ 1.47	$ 2.02	$ 1.50
Income from discontinued operations	—	—	.20
Net income	$ 1.47	$ 2.02	$ 1.70

Cash and Cash Equivalents Marketable securities with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable Receivables are carried at net realizable value.

A summary of the allowance for doubtful accounts at December 31, follows:

(in thousands)	2001	2000	1999
Balance at beginning of year	$8,097	$7,073	$6,199
Provisions	9,200	7,093	5,928
Deductions	(9,125)	(6,069)	(5,054)
Balance at end of year	$8,172	$8,097	$7,073

Inventories Inventories are stated at the lower of cost or market. Domestic locations are principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $5.0 million in 2001, $1.3 million in 2000 and $2.7 million in 1999. Replacement cost would have been higher by $18.9 million and $21.4 million at December 31, 2001 and 2000, respectively.

Property, Plant and Equipment Property, plant and equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the respective assets, which range from three to twenty-five years.

Goodwill and Intangible Assets Goodwill is the excess of purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill, for acquisitions prior to July 1, 2001, is being amortized on a straight-line basis ranging from fifteen to forty years. The accumulated amortization was $96.0 million and $77.9 million at December 31, 2001 and 2000, respectively. Intangible assets are being amortized on a straight-line basis over their estimated useful lives, which range from five to twenty years. The accumulated amortization was $24.2 million and $20.5 million at December 31, 2001 and 2000, respectively.

Valuation of Long-Lived Assets The Company periodically evaluates the carrying value of long-lived assets, including goodwill and other intangible assets, when events and circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Stock-Based Compensation Plans The Company records compensation expense for its stock-based employee compensation plans in accordance with the intrinsic-value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant.

Financial Instruments The Company periodically enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements. No agreements were outstanding at December 31, 2001 and 2000. In addition, the Company periodically uses option contracts and forward foreign exchange contracts as economic hedges of anticipated transactions and firm purchase and sale commitments. These contracts are marked to market on a current basis and the respective gains and losses are recognized in other income (expense).

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 addresses the initial recognition, measurement and disclosure of goodwill and other intangible assets acquired in a business combination. It also requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS 141 did not have a significant impact on the Company's financial statements.

The Company is required to implement Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective January 1, 2002. SFAS 142 requires the discontinuance of amortization of goodwill and intangible assets with indefinite useful lives but requires instead that they be tested for impairment at least annually in accordance with the provisions of SFAS 142. In addition, SFAS 142 includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test as of January 1, 2002 no later than June 30, 2002. Any transitional impairment loss would be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

As of January 1, 2002, the Company has unamortized goodwill of $378 million and unamortized intangible assets of $42 million, all of which will be subject to the transitional provisions of SFAS 142. Amortization expense related to goodwill was $18.1 million, $16.9 million and $17.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Amortization expense related to intangible assets was $3.7 million for the year ended December 31, 2001 and $3.6 million for the years ended December 31, 2000 and 1999, respectively.

The Company has not completed its assessment of the impact of adopting SFAS 142 on the Company's financial position or results of operations including what transitional loss, if any, will be required to recognize as a cumulative effect of a change in accounting principle in 2002.

The Company is required to implement SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement becomes effective January 1, 2003. The Company is assessing but has not yet determined the impact that the adoption of SFAS 143 will have on its financial position and results of operations.

The Company is required to implement SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Disposed Of" and supercedes certain parts of APB 30 "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 resolves implementation issues previously experienced under SFAS No. 121 and broadens the reporting of discontinued operations. This statement becomes effective January 1, 2002. The adoption of SFAS 144 will not have a significant impact on the Company's financial position and results of operations.

Special Charges

The pre-tax special charge of $6.1 million taken in 2001 resulted from the retirement of R.S. Evans as the Company's Chief Executive Officer and represents stock-based retirement costs that previously were being amortized to an anticipated retirement at age 65. The charge was included in selling, general and administrative expenses.

The pre-tax special charges of $35.0 million taken in 1999 were principally for a series of actions to reduce the fixed-cost base in Aerospace, Engineered Materials, Fluid Handling and Controls by closing or consolidating facilities, reducing staff, rationalizing product lines and for other unusual items. In total, five manufacturing facilities were closed or ceased production. Severance costs were recognized in connection with the involuntary termination of 550 employees, of whom 380 were terminated prior to December 31, 1999, and the remainder were terminated in 2000. Expenditures in 2000 for these facility closure and severance costs, that exceeded the amounts accrued at December 31, 1999, were charged to the income statement in 2000. The asset impairments and disposals were the result of management's decision to close certain manufacturing and peripheral facilities in the Fluid Handling segment. The impairments involve the write-off of goodwill related to certain businesses that were exited and the disposal of equipment. The goodwill was reduced to zero and the equipment was reduced to estimated fair valve, based on estimated proceeds from disposition. The charge was included in cost of sales. A summary of the special charges for the year ended December 31, 1999, is as follows:

(in thousands)	Total
Severance costs	$ 6,258
Facility closure costs	3,553
Product liability costs	7,347
Other items	1,064
TOTAL CASH	$18,222
Inventory markdowns	12,248
Asset impairments and disposals	4,517
TOTAL NON-CASH	16,765
TOTAL	$34,987

Research and Development

Research and development and engineering costs are expensed when incurred. These costs were approximately $55.6 million, $55.0 million and $58.9 million in 2001, 2000 and 1999, respectively. Included in these amounts were approximately $4.7 million, $6.7 million and $7.4 million received in 2001, 2000 and 1999, respectively, for customer-sponsored research and development.

Discontinued Operations

On December 6, 1999, the Company's Board of Directors approved the spin-off of its Huttig Building Products ("Huttig") subsidiary effective December 16, 1999, to shareholders of record as of December 8, 1999. Huttig common shares were distributed on the basis of one share of Huttig for every 4.5 shares of Crane Co. common stock. Prior to the spin-off, Huttig transferred $68 million to the Company, which the Company used to pay down debt.

Huttig's results of operations and cash contributions to Crane have been reflected in the accompanying financial statements as a discontinued operation.

Summarized financial information for discontinued operations is set forth below:

(in thousands, except per share amounts)	1999
Net sales	$760,723
Income before taxes	21,833 (a)
Net income	13,672
Diluted net income per share	.20

(a) Includes pension plan curtailment gain of $7.2 million.

Miscellaneous — Net

(in thousands) for years ended December 31,	2001	2000	1999
Gain (loss) on sale of assets	$(13,799) (a)	$26,646 (c)	$2,582
Foreign exchange (loss)/gain	(1,224)	2,597	—
Other	(720) (b)	(2,165)	1,763
	$(15,743)	$27,078	$4,345

(a) Reflects loss on sale of Crane Plumbing.
(b) Includes equity in earnings of the Ferguson/Camco joint venture, (Industrial Motion Control Holding, LLC), of $.9 million. No dividends were received from the joint venture in 2001.
(c) Reflects gain on sale of investment in Powec AS and related telecommunications power supply product line.

Income Taxes

Income (loss) before income taxes is as follows:

(in thousands) for years ended December 31,	2001	2000	1999
U.S. operations	$105,400	$174,879	$160,888
Non-U.S. operations	30,417	15,481	(5,093)
	$135,817	$190,360	$155,795

The provision for income taxes consists of:

(in thousands) for years ended December 31,	2001	2000	1999
Current:			
U.S. federal tax	$31,581	$59,369	$41,007
State and local tax	2,600	4,374	2,100
Non-U.S. tax	15,035	5,577	5,301
	49,216	69,320	48,408
Deferred:			
U.S. federal tax	1,176	(5,656)	8,799
State and local tax	391	(127)	2,194
Non-U.S. tax	(3,586)	3,094	(4,504)
	(2,019)	(2,689)	6,489
Provision for income taxes	$47,197	$66,631	$54,897

Reconciliation of the statutory U.S. federal rate to the effective tax rate is as follows:

(in thousands) for years ended December 31,	2001	2000	1999
Statutory U.S. federal tax at 35%	$47,536	$66,631	$54,528
Increase (reduction) from:			
Non-U.S. taxes	28	3,253	2,606
State and local taxes	1,944	2,761	2,879
Non-deductible goodwill	4,803	4,697	4,836
Foreign Sales Corporation	(6,098)	(6,227)	(6,033)
Other	(1,016)	(4,484)	(3,919)
Provision for income taxes	$47,197	$66,631	$54,897
Effective tax rate	34.8%	35.0%	35.2%

At December 31, 2001, the Company had unremitted earnings of foreign subsidiaries of $120.2 million. Because these earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations, or can be remitted substantially free of additional tax, no provision has been made for taxes that might be payable upon remittance of such earnings.

The components of deferred tax assets and liabilities included on the balance sheet at December 31 are as follows:

(in thousands) December 31,	2001	2000
Deferred tax assets:		
Postretirement benefits	$11,219	$11,951
Inventory	14,274	10,386
Insurance	6,199	6,741
Environmental	4,357	2,789
Tax loss and credit carryforwards	11,551	11,137
Deferred compensation	3,072	5,269
Other	20,509	18,504
Total	71,181	66,777
Less valuation allowance on tax loss and credit carryforwards	7,044	7,256
Total deferred tax assets, net	64,137	59,521
Deferred tax liabilities:		
Depreciation	(29,932)	(34,816)
Intangibles	(11,514)	(11,432)
Pension	(8,232)	(10,204)
Total deferred liabilities	(49,678)	(56,452)
Net deferred tax asset	$14,459	$ 3,069
Balance sheet classification:		
Deferred tax assets	32,279	31,455
Other assets	3,784	—
Accrued liabilities	(716)	—
Deferred Income taxes	(20,888)	(28,386)
Net deferred tax asset	$14,459	$ 3,069

As of December 31, 2001, the Company had net operating loss (NOL) carryforwards and tax credit carryforwards that will expire, if unused, as follows:

(in thousands) year of expiration NOL	Non-U.S. National NOL	Non-U.S R&D Credit	U.S. State NOL	State R&D Credit	U.S. R&D Credit
2002-2005	$ 3,475	$ 110	$38,340	$73	$219
After 2005	6,260	-	54,256		336
Indefinite	11,680	—	—	—	—
TOTAL	$21,415	$110	$92,596	$73	$555
Deferred tax asset on tax carryforwards	$ 7,028	$110	$ 3,785	$73	$555

Of the total $11.6 million deferred tax asset for tax carryforwards at December 31, 2001, $7.0 million has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future benefits.

Accrued Liabilities

(in thousands) December 31,	2001	2000
Employee-related expenses	$ 64,074	$ 49,746
Insurance	8,166	10,060
Environmental	633	1,805
Warranty and product liability	15,473	10,899
Professional fees	7,615	2,125
Sales allowances	5,364	7,576
Customer advanced payments	1,619	2,202
Interest	4,500	4,446
Taxes other than income	6,026	2,400
Pensions	4,366	3,111
Facility closures	4,198	50
Other	14,656	9,941
	$136,690	$104,361

Other Liabilities

(in thousands) December 31,	2001	2000
Environmental	$ 5,652	$ 5,681
Insurance	5,746	6,744
Minority interest	1,884	1,031
Other	9,629	9,290
	$ 22,911	$ 22,746

Pension and Postretirement Benefits

The Company and most of its subsidiaries have defined benefit pension plans for their employees. The plans generally provide benefit payments using a formula based on length of service and final average compensation, except for some hourly employees for whom the benefits are a fixed amount per year of service. The Company's policy is to fund at least the minimum amount required by the applicable governmental regulations.

Postretirement health care and life insurance benefits are provided for certain U.S. and non-U.S. employees hired before January 1, 1990, who meet minimum age and service requirements. The Company does not pre-fund these benefits and has the right to modify or terminate the plan.

The following table sets forth the amounts recognized in the Company's balance sheet at December 31, for Company-sponsored defined benefit pension and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits	
(in thousands) December 31,	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$315,435	$317,892	$18,980	$16,997
Service cost	9,201	9,503	220	165
Interest cost	21,390	20,724	1,548	1,331
Plan participants' contributions	775	773	1,094	1,144
Amendments	390	(487)	—	—
Actuarial (gain) loss	11,003	(6,574)	2,789	2,320
Benefits paid	(16,634)	(16,235)	(3,283)	(2,977)
Foreign currency exchange rate (gain) loss	(4,589)	(10,161)	—	—
Acquisition/divestitures	44,566	—	(660)	—
Benefit obligation at end of year	381,537	315,435	20,688	18,980
Change in plan assets:				
Fair value of plan assets at beginning of year	434,825	451,114		
Actual return on plan assets	(4,983)	14,215		
Foreign currency exchange rate gain (loss)	(7,119)	(15,608)		
Employer contributions	196	566		
Plan participants' contributions	815	773		
Benefits paid	(16,634)	(16,235)		
Acquisition/divestitures	36,336	—		
Fair value of plan assets at end of year	443,436	434,825		
Funded status	61,899	119,390	(20,688)	(18,980)
Unrecognized actuarial (gain)	(38,152)	(90,508)	(6,333)	(9,904)
Unrecognized prior service cost	2,265	1,765	(673)	(769)
Unrecognized transition (asset)	(811)	(946)	—	—
Prepaid benefit/ (accrued cost)	$ 25,201	$ 29,701	$(27,694)	$(29,653)

	Pension Benefits	
(in thousands) December 31,	2001	2000
Balance sheet classification:		
Other assets	$43,338	$38,274
Accrued liabilities	(1,702)	(69)
Accrued pension liabilities	(16,435)	(8,504)
	$25,201	$29,701

(Dollars in thousands) December 31.	Pension Benefits 2001	2000	1999	Postretirement Benefits 2001	2000	1999
Weighted average assumptions as of December 31:						
Discount rate	6.72%	6.98%	6.92%	7.25%	7.75%	7.5%
Expected rate of return on plan assets	8.05%	7.88%	8.12%	—	—	—
Rate of compensation increase	4.29%	4.59%	4.53%	—	—	—
Components of net periodic benefit cost:						
Service cost	$ 9,201	$ 9,503	$12,574	$ 220	$ 165	$ 146
Interest cost	21,390	20,724	20,427	1,548	1,331	1,163
Expected rate of return on plan assets	(33,693)	(33,182)	(32,461)	—	—	—
Amortization of prior service cost	(62)	(872)	(748)	(95)	(95)	(95)
Recognized net actuarial loss (gain)	(3,816)	(3,503)	(2,092)	(550)	(786)	(959)
Net periodic (benefit) cost	$(6,980)	$(7,330)	$(2,300)	$1,123	$ 615	$ 255

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $8.8 million, $8.5 million and $7.9 million, and $8.7 million, $8.0 million and $7.3 million, as of December 31, 2001 and 2000, respectively.

At December 31, 2001, substantially all plan assets were invested in listed stocks and bonds, approximately 64% and 23% respectively. These investments included common stock of the Company, which represents 4% of plan assets.

The Company participates in several multi-employer pension plans which provide benefits to certain employees under collective bargaining agreements. Contributions to these plans were approximately $1.1 million in each of 2001, 2000 and 1999.

The Company's subsidiaries ELDEC Corporation and Interpoint Corporation have a money purchase plan to provide retirement benefits for all eligible employees. The annual contribution is 5% of each eligible participant's gross compensation. The contributions for 2001 and 2000 were $2.1 million and for 1999 were $2.5 million.

The Company and its subsidiaries sponsor savings and investment plans that are available to eligible employees of the Company and its subsidiaries. The Company made contributions to the plans of approximately $4.8 million in 2001 and $5.4 million in 2000 and 1999, respectively.

For the purpose of estimating the postretirement liability, the cost of covered benefits was assumed to increase 8.5% for 2002, and then change gradually to a 5.0% increase by 2007 and remain at that level thereafter. In 2001, the cost of covered benefits was assumed to increase 8.0% for 2001, and then to change gradually to a 5.25% increase by 2005 and remain at that level thereafter.

(in thousands)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$143	$126
Effect on postretirement benefit obligation	1,446	1,285

Short-Term Financing

The weighted average interest rate for loans payable, consisting of short-term bank borrowings of $1.4 million and $14.5 million at December 31, 2001 and 2000, was 5.6% and 6.7%, respectively. As of December 31, 2001, the Company had unused domestic lines of credit totaling $115.0 million and unused foreign lines of credit totaling $42.7 million. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender.

Long-Term Financing

(in thousands) December 31,	2001	2000
Crane Co.		
8.50% notes due 2004	$100,000	100,000
Original issue discount	(186)	(269)
Deferred financing costs	(154)	(223)
	99,660	99,508
6.75% notes due 2006	100,000	100,000
Original issue discount	(177)	(215)
Deferred financing costs	(555)	(703)
	99,268	99,082
Credit facility – 2.28% average rate	101,600	—
Deferred financing costs	(60)	(74)
	101,540	(74)
Total Crane Co.	300,468	198,516
Subsidiaries		
Industrial revenue bonds	775	1,100
Various loans	1,500	14,500
Total subsidiaries	2,275	15,600
Total long-term debt	302,743	214,116
Less current portion	375	326
Long-term debt, net of current portion	$302,368	$213,790

At December 31, 2001, the principal amounts of long-term debt repayments required for the next five years were $.4 million in 2002, $103.5 million in 2003, $100.0 million in 2004, none in 2005 and $100.0 million in 2006.

At December 31, 2001, the Company had a $300 million contractually committed long-term bank credit facility under which the Company can borrow, repay or, to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants including limitations on indebtedness and liens. A loan for $25 million was outstanding under this agreement at year-end. The Company also has a $300 million shelf registration filed with the Securities and Exchange Commission, all of which remains unissued. Short-term obligations of $76.6 million at December 31, 2001 were classified as long-term debt because the Company had entered into finance agreements that permit it to refinance short-term obligations on a long-term basis.

Fair Value of Financial Instruments

The carrying value of investments, short-term debt, accounts receivable and accounts payable approximates the fair value. Long-term debt rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt was $313.5 million and $217.9 million at December 31, 2001 and 2000, respectively.

The Company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems operation to offer various sales support financing programs to its customers. At December 31, 2001, $35.5 million was outstanding. Recourse to the Company for all uncollectible loans made to CMS's customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

Leases

The Company leases certain facilities, vehicles and equipment. Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001:

(in thousands) December 31,	Operating Leases	Minimum Sublease Income	Net
2002	$ 9,400	$ 156	$ 9,244
2003	7,840	117	7,723
2004	6,255	96	6,159
2005	4,598	30	4,568
2006	2,985	30	2,955
Thereafter	9,008	—	9,008
Total minimum lease payments	$40,086	$ 429	$39,657

Rental expense was $13.7 million, $10.6 million and $9.7 million for 2001, 2000 and 1999, respectively.

Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims including proceedings under laws and regulations related to environmental, product liability and other matters. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance. However, the Company believes that after final disposition, any monetary liability or financial impact beyond that provided for at December 31, 2001 will not have a material effect on the Company's financial position or cash flows.

The Company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million per claim, $10 million aggregate per policy year before coverage begins, with the exception of aircraft products, and non-U.S. claims which have first-dollar coverage. The Company does not deem its deductible exposure to be material.

The Company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $6.3 million at December 31, 2001 which was fully accrued. In certain of these actions, the Company is one of several potentially responsible parties (PRPs). As a PRP, the Company could be liable for all clean-up costs despite the involvement of other PRPs. Given the financial stability of the other PRPs, the Company believes this is unlikely, and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the Company. The Company spent $2.4 million on environmental costs in 2001 and expects to pay remediation costs of approximately $1.5 million in 2002. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the Company is a minor/de minimis PRP at certain third-party environmental remediation sites where remediation obligations are joint and several, and the Company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligations. The Company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligations. Overall, the Company's liability for the required remedial actions being implemented or engineered will not be material.

As of December 31, 2001, the Company was a defendant (among a number of defendants, typically over 50 and often over 100) in approximately 16,000 actions filed in various state and federal courts alleging injury or death as a result of exposure to asbestos. These filings typically do not identify any products of the Company as a source of asbestos exposure, and based on the Company's past experience, it is expected that a substantial majority of these cases will be dismissed against the Company for lack of product identification. The liability recorded for asbestos claims constitutes management's best estimate of defense and settlement costs for pending and reasonably anticipated future claims, net of reimbursements from the Company's insurers under a cost sharing agreement. The Company cautions, however, that inherent in its estimate of liabilities are expected trends in claim severity, frequency and other factors which may vary as claims are filed and settled or otherwise disposed of. While it is not possible to predict with certainty the ultimate outcome of these lawsuits and contingencies, the Company believes, after discussing pending claims with counsel, that resolution of these matters will not have a material effect on the Company's financial position or cash flows.

Acquisitions, Divestitures and Investments

During 2001, the Company completed seven acquisitions at a total cost of $191 million. Preliminary estimates of goodwill for the 2001 acquisitions amounted to $74 million. There are two acquisitions where preliminary fair values of assets acquired and liabilities assumed are to be finalized in 2002. In February 2001, the Company acquired Ventech Controls, Inc. located in Houston, Texas. This valve repair business provides both shop repair and remanufacture of control valves and instruments. The acquisition of Ventech significantly enhances Crane Valve Services' capabilities in the Houston market, the largest valve service market in North America. Also in February 2001, the Company acquired the fiberglass reinforced panel business of UK-based Laminated Profiles Ltd. as part of its strategic initiative to penetrate the European transportation and recreational vehicle markets. This acquisition provides the Company's Kemlite subsidiary with a quality manufacturing facility, an established distribution system and an enhanced market position in Europe.

In April 2001, the Company acquired the Industrial Flow Group of Alfa Laval Holding AB (renamed Crane Process Flow Technologies) which includes the Saunders brand of diaphragm valves manufactured in the UK and India and the DEPA brand of air operated diaphragm pumps manufactured in Germany. Crane Process Flow Technologies focuses on the development, production and distribution of valves, pumps and related components in high value-added applications.

In June 2001, the Company acquired the Xomox valve business from Emerson Electric for $145 million. Xomox supplies high-end, application-driven, sleeved-plug valves, lined valves, high performance butterfly valves, and actuators to the chemical, pharmaceutical and other process industries. Xomox has major manufacturing facilities in the United States, Mexico, Germany and Hungary, and operates 22 service centers in the Americas, Europe and Asia. In addition, Xomox holds a 49% interest in an Indian joint venture that manufactures and markets plug valves for the Indian and other international markets. The Xomox acquisition brings global brand names with strong market positions that are complementary to the Company's existing product lines.

During the third quarter of 2001, the Company acquired the aerospace hose product line of Teleflex Fluid Systems and Resistoflex GmbH. AeroHose, based in Lantana, Florida, is a leading supplier of Teflon®-braided, high-pressure hose assemblies utilized in both commercial and military aircraft as well as ground support systems. AeroHose products are complementary in technology and application to those of Crane's Resistoflex division in Jacksonville, Florida. Resistoflex GmbH, based in Germany, is a leading manufacturer of Teflon®-lined, steel-piping products serving chemical and pharmaceutical markets in Europe. This acquisition provides Resistoflex with European-based manufacturing operations to complement its facilities in North America and Asia enhancing its capabilities to serve its customers in the chemical processing industry worldwide.

In December 2001, the Company acquired the patents and other intellectual property of Trinity Airweighs, obtaining a system to measure aircraft weight and center of gravity.

In September 2001, the Company sold Powers Process Controls for its carrying value. The Company also sold its Canadian Crane Plumbing business recording an after-tax loss of approximately $8.5 million. Proceeds from the sale of the businesses were approximately $20 million.

During the third quarter of 2001, Crane and Emerson Electric Co. announced the formation of a joint venture involving Emerson's Commercial Cam unit and Crane's Ferguson business unit. Emerson and Crane contributed their respective operations into a new company, Industrial Motion Control Holdings, LLC. Crane also contributed $12 million of cash into the venture. The investment in the joint venture amounts to $19.6 million at year-end 2001 and is included in Other Assets on the Balance Sheet. The joint venture is being accounted for on the equity basis.

During 2000, the Company completed two acquisitions at a total cost of $11.9 million. In March, the Company acquired Streamware Corporation, a privately-held company based in Norwood, Massachusetts, which is a leading provider of business management software and market analysis tools for the vending and food service industry. In December, the Company acquired the assets of the Valve Repair Division of Groth Corporation which will make it possible to expand into safety valve testing and repair in the key Houston, Texas, market. Goodwill for these two acquisitions amounted to $8.5 million and is being amortized over 15 years.

In October 1999, the Company acquired Stentorfield, Ltd., based in Chippenham, England, for $32.8 million. Stentorfield, a designer and manufacturer of beverage vending machines, serves the U.K. and European markets with a broad line of full-size and tabletop products for the hotel, restaurant, office coffee service and vending industries. This business was integrated with the Company's Crane Merchandising business and allows Crane Merchandising to provide a "one-stop" product offering of snack, food and beverage machines for the U.K. and European markets. Goodwill amounted to $24.3 million for this acquisition and is being amortized over 20 years.

All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase.

The following unaudited pro forma financial information presents the combined results of operations of the Company as if the acquisitions had taken place at the beginning of 2001. The pro forma amounts give effect to certain adjustments, including the amortization of goodwill and intangibles, increased interest expense and income tax effects. This pro forma information does not necessarily reflect the results of operations as they would have been if the businesses had been managed by the Company during these periods and is not indicative of results that may be obtained in the future. Pro forma 2001 results are as follows: net sales revenue of $1.68 billion, net income of $90.1 million and diluted net income per share of $1.49. Pro forma amounts for 2000 and 1999 acquisitions were not presented because their impact on results of operations was not material.

In May 2000, the Company sold its interest in Powec AS, a Norwegian manufacturer of power supplies for the telecommunications industry. In addition, the Company's wholly-owned Eldec Corporation subsidiary sold its related telecommunications power supply product line to the same company. Total consideration for both businesses was $45.6 million. The Company accounted for its investment in Powec AS using the equity method.

In April 1999, the Company sold Southwest Foundry, acquired as part of the Stockham Valves & Fittings, Inc. transaction, for $.4 million. In December 1999, the Company sold its Crane Defense Systems business for $6.4 million in cash and a $.8 million note due in 2002

Preferred Share Purchase Rights

On June 27, 1998, the Company adopted a Shareholder Rights Plan to replace the existing Plan which expired on that date. The Company distributed one preferred share purchase right for each outstanding share of common stock. The preferred rights were not exercisable when granted and may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's common stock by a person or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the Company's Series A Junior Participating Preferred Stock, or shares of common stock of the acquiring person. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to preferential rights regarding dividend and liquidation payments, voting power and, in the event of any merger, consolidation or other transaction in which common shares are exchanged, a preferential exchange rate. The rights will remain in existence until June 27, 2008, unless they are earlier terminated, exercised or redeemed. The Company has authorized five million shares of $.01 par value preferred stock, of which 500,000 shares have been designated as Series A Junior Participating Preferred Stock.

Stock-Based Compensation Plans

The Company has two stock-based compensation plans: the Stock Incentive Plan and the Non-Employee Director Stock Compensation Plan. In accounting for its stock-based compensation plans, the Company applies the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No compensation expense is recognized for the Company's stock option grants. Compensation expense recognized for its restricted stock awards was $7.2 million in 2001 and $2.1 million in 1999, while the net reversal of previously recorded compensation expense was $2.3 million in 2000. The 2001 expense includes $6.1 million related to the accelerated vesting of Chairman R.S. Evans' awards (see Special Charges). The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 2001, 2000 and 1999 in accordance with the fair-value-based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation." These amounts may not be representative of future years' amounts, as options vest over a three-year period and, generally, additional awards are made each year.

(in thousands except per share data)	2001	2000	1999
Net income as reported	$88,620	$123,729	$114,570
Pro forma	82,558	117,073	108,340
Net income per share			
Basic as reported	1.48	2.03	1.71
Pro forma	1.38	1.92	1.62
Diluted as reported	1.47	2.02	1.70
Pro forma	1.37	1.91	1.61

The weighted average fair value of options granted was $7.64 per share in 2001, $5.91 per share in 2000 and $5.66 per share in 1999. These estimates were based on the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Dividend yield	1.48%	2.00%	1.85%
Volatility	27.02%	26.46%	25.14%
Risk-free interest rates	4.89%	6.64%	5.07%
Expected lives in years	5.11	5.11	5.12

Options are granted under the Stock Incentive Plan to officers and other key employees and directors at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant and expire ten years after the date of grant. A summary of stock option activity follows:

(Shares in thousands)	Number of Shares	Weighted Average Exercise Price
1999		
Options outstanding at beginning of year	4,210	$21.95
Granted	1,577	21.66
Exercised	(456)	13.59
Canceled	(194)	28.20
Options outstanding at end of year	5,137	22.36
Options exercisable at end of year	2,718	20.11
2000		
Granted	1,134	20.46
Exercised	(797)	15.52
Canceled	(532)	27.07
Options outstanding at end of year	4,942	22.52
Options exercisable at end of year	3,045	22.48
2001		
Granted	1,353	27.10
Exercised	(542)	16.20
Canceled	(408)	29.14
Options outstanding at end of year	5,345	23.75
Options exercisable at end of year	3,288	23.01

A summary of information regarding stock options outstanding at December 31, 2001, follows:

(Shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$25.63-33.54	2,172	8.06	$29.63	850	$33.51
17.16-24.62	2,494	7.35	21.01	1,759	21.03
10.45-16.96	679	3.61	15.01	679	15.01

The Stock Incentive Plan also provides for awards of restricted common stock to officers and other key employees, subject to risk of forfeiture restrictions which lapse over time or upon certain performance objectives. The Company awarded 284,460 restricted shares with a weighted average fair value of $26.78 in 2001. As of December 31, 2001, there were available for future awards a total of 319,500 shares.

Under the Non-Employee Director Stock Compensation Plan, directors who are not full-time employees of the Company receive the portion of their annual retainer that exceeds $15,000 in shares of common stock. The shares are issued each year after the Company's annual meeting, are forfeitable if the director ceases to remain a director until the Company's next annual meeting and may not be sold for a period of five years or until the director leaves the Board. Also under this plan, at the date of the annual meeting, each non-employee director is granted an option to purchase 2000 shares of common stock at an exercise price equal to the fair market value of the shares on the date of grant exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant, expiring ten years after the date of grant. For 2001, the non-employee directors received an aggregate of 16,000 shares with a weighted average fair value of $27.13. Upon the adoption of this plan in 2000, each non-employee director received a grant of options to purchase common stock with an aggregate value, determined on the basis of the Black-Scholes method, equal to his accrued benefit under a retirement plan for non-employee directors which was terminated. One director elected to remain in the retirement plan and does not receive options under the new plan. For 2000, non-employee directors received an aggregated 5,040 shares with a weighted average fair value of $24.00 in 2000, and approximately 120,000 options to purchase shares at an exercise price of $23.69 per share.

Segment Information

The Company's segments are reported on the same basis used internally for evaluating segment performance and for allocating resources.

The Company has five reporting segments: Aerospace, Engineered Materials, Merchandising Systems, Fluid Handling and Controls.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Information by industry segments follows:

(in thousands)	2001	2000	1999
Aerospace			
Net sales — outside	$395,210	$346,823	$363,128
Net sales — intersegment	—	—	—
Operating profit	96,579	83,650	96,078(a)
Assets	252,350	258,735	269,154
Capital expenditures	10,168	8,652	8,245
Depreciation and amortization	14,327	13,337	13,041
Engineered Materials			
Net sales — outside	$289,278	$341,988	$353,534
Net sales — intersegment	1,507	2,017	3,539
Operating profit	34,514	49,512	59,879(a)
Assets	206,705	228,632	249,961
Capital expenditures	1,915	4,265	4,380
Depreciation and amortization	14,235	13,846	14,085
Merchandising systems			
Net sales — outside	$216,377	$220,557	$201,941
Net sales — intersegment	—	—	—
Operating profit	25,592	31,284	35,838
Assets	139,615	159,912	150,197
Capital expenditures	5,872	6,182	6,979
Depreciation and amortization	9,275	8,977	7,128
Fluid Handling			
Net sales — outside	$585,162	$461,016	$502,170
Net sales — intersegment	12	38	57
Operating profit	38,461	31,751	22,870(a)
Assets	543,986	308,717	330,528
Capital expenditures	12,927	8,064	6,390
Depreciation and amortization	17,751	13,258	16,829
Controls			
Net sales — outside	$101,153	$120,806	$120,166
Net sales — intersegment	744	1,083	1,051
Operating (loss) profit	2,032	(2,139)	4,071(a)
Assets	73,798	117,955	129,240
Capital expenditures	1,166	2,128	1,905
Depreciation and amortization	6,100	6,619	6,866

(a) Before special charges for Aerospace ($9.0 million), Engineered Materials ($3.2 million), Fluid Handling ($18.9 million), Controls ($3.4 million) and Corporate ($.4 million).

(in thousands)	2001	2000	1999
Consolidated net sales			
Reportable segments	$1,589,443	$1,494,328	$1,545,586
Other	—	—	12,717
Intersegment elimination	(2,263)	(3,138)	(4,646)
TOTAL NET SALES	$1,587,180	$1,491,190	$1,553,657
Operating profit			
Reportable segments	$ 197,178	$ 194,058	$ 218,736
Other	—	—	(546)
Corporate	(25,494)	(10,092)	(13,598) (a)
Special charges	—	—	(34,987)(a)
Intersegment elimination	—	60	(51)
TOTAL OPERATING PROFIT	$ 171,684	$ 184,026	$ 169,554
Assets			
Reportable segments	$1,216,454	$1,073,951	$1,129,080
Corporate	75,661	69,900	51,617
TOTAL ASSETS	$1,292,115	$1,143,851	$1,180,697
Capital expenditures			
Reportable segments	$ 32,048	$ 29,291	$ 27,899
Other	—	—	274
Corporate	96	686	815
TOTAL CAPITAL EXPENDITURES	$ 32,144	$ 29,977	$ 28,988
Depreciation and amortization			
Reportable segments	$ 61,688	$ 56,037	$ 57,949
Other	—	—	335
Corporate	12,921	(756)	4,028
TOTAL DEPRECIATION AND AMORTIZATION	$ 74,609	$ 55,281	$ 62,312

Information by geographic segments follows:

(in thousands)	2001	2000	1999
Net sales			
United States	$ 931,684	$ 950,320	$1,012,090
Canada	184,505	207,089	202,899
Europe	328,773	222,992	238,320
Other international	142,218	110,789	100,348
TOTAL NET SALES	$1,587,180	$1,491,190	$1,553,657
Operating profit			
United States	$ 85,493	$ 126,538	$ 140,362
Canada	15,014	14,353	10,351
Europe	52,822	30,291	8,465
Other international	18,355	12,844	10,376
TOTAL OPERATING PROFIT	$ 171,684	$ 184,026	$ 169,554
Assets			
United States	$ 905,255	$ 905,252	$ 923,215
Canada	61,092	81,672	91,367
Europe	298,093	138,232	148,715
Other international	27,675	18,695	17,400
TOTAL ASSETS	$1,292,115	$1,143,851	$1,180,697

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Crane Co. and subsidiaries have been prepared by management in conformity with accounting principles generally accepted in the United States of America and, in the judgment of management, present fairly and consistently the Company's financial position and results of operations and cash flows. These statements by necessity include amounts that are based on management's best estimates and judgments and give due consideration to materiality.

The accounting systems and internal accounting controls of the Company are designed to provide reasonable assurance that the financial records are reliable for preparing consolidated financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. In addition, the Company's internal audit department systematically reviews the adequacy and effectiveness of the controls and reports thereon. The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, whose report appears on this page. The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management and with the Company's internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting control and the nature, extent and results of their audits. The Company's internal auditors and independent auditors have free access to the Audit Committee.



Eric C. Fast
President and Chief Executive Officer



M.L. Raithel
Vice President, Finance and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche

To the Shareholders of Crane Co.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries ("the Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



Stamford, Connecticut
JANUARY 18, 2002

Aerospace

(dollars in millions)	2000	1999
Sales	$346.8	$363.1
Operating profit	83.7	87.1
Operating profit*	83.7	96.1
Gross margin*	44.0%	45.0%
Operating margin*	24.1%	26.5%

*Before special charges of $9.0 million in 1999.

Performance in the Aerospace segment, though below near-record 1999 levels, exceeded earlier expectations and remained Crane's most profitable segment. Segment sales decreased $16.3 million, or 4.5%, from 1999. Operating profit decreased $12.4 million, or 13%, from 1999 (before special charges in 1999). Gross margins remained flat from 1999 levels. Domestic sales accounted for 65% and 69% of the segment's sales in 2000 and 1999, respectively. Aircraft build rates and aftermarket sales for commercial aircraft, although down significantly from 1999 levels, were higher than anticipated. Sales and operating profit were strong at Hydro-Aire (world market leader in aircraft anti-skid brake control systems and a niche manufacturer of fuel pumps) and ELDEC (world market leader in aircraft proximity sensing systems and power supplies), above expectations but below 1999 results. Lear Romec's (fuel and scavenge pumps) sales and operating profit exceeded the prior year. Interpoint, the remaining Aerospace unit member, reported a loss on sharply lower revenue from its miniaturized power supplies and DC-DC converters for aerospace, medical and telecommunications markets. Its performance was affected by design issues in some products under development and shortages of key electronic components. Order backlog for the Aerospace segment increased $69 million to $302 million at December 31, 2000, as compared with 1999.

Hydro-Aire made significant progress in 2000, solidifying and expanding its market position. While Boeing production rates decreased from 620 aircraft in 1999 to 489 in 2000, they are projected to rebound to approximately 530 aircraft in 2001. Hydro-Aire is Boeing's sole supplier of brake control systems and a leading supplier of fuel pumps. Further, a large installed base on Boeing airplanes has enabled Hydro-Aire to grow its aftermarket business in repair and overhaul and its sales of spare parts for older aircraft.

Hydro-Aire has laid the foundation for future growth with a continuing series of new product and application "wins" due to its recognized leadership in brake control technology. These include brake control systems on the new Boeing 767-400ER and 777X, the Cessna Sovereign business jet and the low- and high-level trainers for the Eurofighter program. The business is also benefiting from the robust market in smaller, regional jets, of which 280 were delivered in 1998, 300 in 1999, 360 in 2000 and a projected 430 in 2001. Hydro-Aire brake control systems are on all Embraer aircraft, the Bombardier CRJ-100/200 models, and all but one of the Fairchild Dornier jet models. Hydro-Aire is developing brake control solutions for proposed new regional and business jets, the military Joint Strike Fighter, the Airbus superjumbo A380 and Boeing derivative aircraft.

ELDEC, Crane Aerospace's largest business, also outpaced expectations, improving its already strong position in the regional jet market. Its proximity sensing systems are on Embraer 170 and 190 models, Bombardier's CRJ 700 and 900 models and Dornier's 728 and 928 models. ELDEC will provide DC electrical components and power supplies to certain Embraer and Dornier aircraft. Embraer honored ELDEC with its "Best Suppliers Award — 2000" for quality. ELDEC remains the sole-source supplier of proximity sensors, systems and components on Boeing's new, longer-range 777X and is working with Boeing on the strategic 747X that responds to the Airbus superjumbo challenge. ELDEC continues to supply equipment — door and landing gear proximity sensing systems — on Airbus aircraft. ELDEC is working with both Boeing and Lockheed Martin on their competing versions of the Joint Strike Fighter, with the winner to be chosen sometime in 2001.

ELDEC maintained strong margins in the face of lower sales, price pressures and a less favorable product mix by accelerating its efforts at quick-response manufacturing.

Lear Romec increased its operating profit by $1.2 million on modestly higher sales by strengthening margins, largely through its emphasis on lean manufacturing and training to reduce costs and improve execution. Bookings continued strong in 2001 despite intense competition and pricing pressure from several engine manufacturers for which it supplies lube or scavenge pumps. Both competitors for the Joint Strike Fighter design chose Lear Romec to supply fuel pumps, and the company was also chosen to supply fuel pumps for the new Pilatus turboprop trainer, scheduled to go into service in 2003. Lear Romec is also developing a new pump and integrated drive gear for Honeywell and equipment for several helicopters due to enter service in late 2001 and 2002.

Interpoint operated at a loss in 2000 with revenue and operating profit down $10 million and $9 million, respectively, from 1999. Interpoint faced soft markets for its standard power converters and other products for uses in its main Aerospace market. Conversely, the company was unable to meet the strong demand for other products due to manufacturing inefficiencies associated with shortages of critical electronic components. Under new leadership in the latter part of 2000, Interpoint focused on smoothing its production processes through cell manufacturing techniques, obtaining alternative component supplies and resolving several design issues with customers. Significant opportunities exist for its radio frequency products for fiberoptic cable which serve the telecommunication market. Order backlog has increased to $38 million at December 31, 2000 from $18 million in 1999

Engineered Materials

(dollars in millions)	2000	1999
Sales	$344.0	$357.1
Operating profit	49.5	56.7
Operating profit*	49.5	59.9
Gross margin*	24.1%	25.8%
Operating margin*	14.4%	16.8%

*Before special charges of $3.2 million in 1999.

Overall sales and operating profit declined in the Engineered Materials segment in 2000, although three of the five companies had higher sales and two increased their operating profit. Segment sales decreased $13.1 million, or 3.7%, from 1999 and operating profit decreased $10.4 million, or 17.3%, from 1999 (before special charges in 1999). Gross margins were 24.1% in 2000, compared with 25.8% in 1999. Domestic sales accounted for approximately 80% of the segment sales in both 2000 and 1999. Operating margins also decreased, and bookings declined slightly. All of the businesses invested significantly in lean manufacturing or other cost-reduction initiatives aimed at improving margins in the future. Backlog decreased $6 million to $19 million at December 31, 2000 as compared with 1999.

Kemlite, the segment's largest business, had its first down year in sales since 1991, off $17.9 million from 1999, and its first decline in operating profit since 1995, down $10.0 million from 1999, as a result of a sharp fall-off in the truck trailer transportation market and softer recreational vehicle and building products markets. Operating margins were reduced 13.5% by higher raw material costs for its fiberglass-reinforced plastic truck and trailer liner panels, recreational vehicle side-walls and construction panels and by the bankruptcy of a major customer.

Kemlite responded by adjusting spending, cutting costs through Six Sigma and lean manufacturing programs, focusing on new sales opportunities and emphasizing customer service. As a result, Kemlite realized solid operating margins and maintained its strong market position in all markets served. Cash flow, although below 1999 levels, remained strong.

CorTec, manufacturer of fiberglass-reinforced composite panels for transportation and specialty markets, turned in a strong earnings performance despite a modest decline in sales, reversing a 1999 loss resulting when a major transportation account switched to competing materials. One factor in the turnaround was a better product mix, with more high-value, specialty panels used in such applications as racecar haulers, pleasure boats and houseboats.

Resistoflex increased sales of its plastic-lined, corrosion-resistant products for industrial and aerospace markets, but margins and operating profits, although strong, declined slightly because of higher-than-expected development costs for hose and specialty products. Sales of pipe and fittings, the business's main products, were flat domestically but sales in Asia increased and were profitable.

The chemical process industry, Resistoflex's largest market, remained flat during 2000 as high energy and raw material costs constrained customers' capital spending. The pharmaceutical portion of the market was less affected, but global competition and the strong U.S. dollar negatively impacted sales.

Resistoflex increased its military aerospace business, with strong activity in the space shuttle and engine markets. In addition, a new tube-bending capability generated significant additional sales. Resistoflex also sought patents for two new fittings designed to withstand vibration, and these are being tested by major airframe and engine manufacturers. New military programs, such as the F-22 fighter and Joint Strike Fighter, will also provide Resistoflex with continued growth opportunities for its fittings, and tube and hose products.

Crane Plumbing increased sales of its steel, acrylic and ceramic plumbing supplies and fixtures by 9% on gains in Canada's new housing market and increased sales in the U.S. Crane Plumbing's 2000 operating loss widened by $2.8 million compared with 1999 as increasing oil and natural gas prices pushed up raw material and transportation costs while competitive conditions constrained pricing to customers.

Merchandising Systems

(dollars in millions)	2000	1999
Sales	$220.6	$201.9
Operating profit	31.3	35.8
Gross margin	33.0%	36.4 %
Operating margin	14.2 %	17.7%

Segment sales increased $18.7 million, or 9.2%, from 1999, while operating profit decreased $4.5 million, or 12.7%. Gross margins were 33.0% in 2000, compared with 36.4% in 1999. Domestic sales were 51% of the segment sales in 2000, compared with 54% in 1999. Results at Crane Merchandising, the larger of the segment's two businesses, were impacted by costs associated with disappointing new product introductions, unfavorable currency exchange rates in Europe, labor issues and manufacturing inefficiencies at its St. Louis, Missouri, plant, and costs associated with the Streamware, acquired earlier in the year. The segment's other business, National Rejectors (NRI) increased its operating margin to 22.2% and operating profits by $1.5 million, despite adverse currency translation that resulted in lower sales in U.S. dollar terms. Order backlog increased $51 million to $69 million at December 31, 2000, as compared with 1999, resulting from advanced orders in anticipation of the euro currency conversion.

Crane Merchandising' sales of its core snack and beverage vending machine products grew modestly, but the largest part of its sales gain was derived from its 1999 acquisition of Stentorfield in the U.K. Although its initial sales were less than expected, Crane Merchandising' All Temperature Vending machine, the first snack machine designed for stand-alone use at outdoor locations under a wide range of weather conditions, was well received at premier U.S. locations, such as Yosemite National Park, and in Australia. Exports of snack and beverage machines were solid in 2000 and continued to result in strong sales in Australia and New Zealand. The March acquisition of Streamware, a leading U.S. provider of software and market research information to the vending industry, gave Crane Merchandising an opportunity to develop a significant new business.

Streamware's VendMAX is a fully integrated software/hardware solution that offers operators complete cash accountability, inventory control and improved merchandising capabilities. Crane Merchandising is well positioned to meet the challenge of integrating this capability into its own machines and those of competing equipment makers.

Crane Merchandising, under new leadership since the fourth quarter of 2000, is focusing on improving profitability through operational efficiencies at its manufacturing plant in St. Louis and by focusing on business opportunities at Streamware. Crane Merchandising expects to improve its production processes through Six Sigma and lean manufacturing programs.

At NRI, the long-awaited demand for its coin validation machines designed for euro coins finally materialized in August. NRI is among the relatively few makers of coin validators that will supply European countries, which must equip existing and new coin-operated vending machines, with validators programmed for the new euro coins that will go into circulation in January 2002. Delays in a number of countries in establishing final designs for euro coins prevented early production of sufficient machines to accommodate the changeover.

NRI significantly increased sales of its smallest validators in 2000, as some major customers started to make their equipment euro-currency compliant. Because approximately one million of these validators are in service throughout Europe, replacement business will be a substantial and continuing revenue source. NRI has added additional shifts to meets its customer needs.

Fluid Handling

(dollars in millions)	2000	1999
Sales	$461.1	$502.2
Operating profit	31.8	4.0
Operating profit*	31.8	22.9
Gross margin*	24.3%	21.8%
Operating margin*	6.9%	4.6%

*Before special charges of $18.9 million in 1999.

The Fluid Handling segment increased profits in 2000 on planned lower sales, as plant consolidations, product rationalizations and other cost-saving efforts undertaken in 1999 significantly reduced fixed costs. Segment sales decreased $41.1 million, or 8.2%, while operating profit increased $8.9 million, or 38.8%, from 1999 (before special charges in 1999). Gross margins were 24.3% in 2000, compared with 21.8% in 1999. Domestic sales were 52% of segment sales in both 2000 and 1999. Operating profit of $31.8 million was well above the $22.9 million earned in 1999 before related special charges that reduced that year's operating profit to $4 million. The sales decline resulted from reduced nuclear power plant outages, reduced export sales at Crane Valves – U.K. and renewed emphasis on accepting only profitable business. Contributing to the operating profit increase were the improved business mix, sharply increased demand from the power generation industry and a significant turnaround in the U.K. at Crane Ltd., which returned to profitability despite lower sales. Fluid Handling order backlog was up 18% to $92 million at December 31, 2000, compared with the prior year level.

Crane's global valve business was reorganized in late 2000 to leverage the products and brands sold through its North American distribution channels and to focus its direct selling efforts at Pacific, Westad and Stockham Belfast on specific end-user markets in the power generation, hydrocarbon and marine industries.

Crane Valves' North American operations, which includes the Crane, Centerline, Flowseal, Stockham and Duo Check brands sold through distribution, recorded improved results, operating profitably despite an 11% decline in shipments. The decline in revenue resulted primarily from accepting only profitable business in 2000, which improved overall margins. Production costs were higher than normal in 2000 after closure of a steel facility in Rogers, Arkansas, and concentration of manufacturing in the Washington, Iowa, plant. The consolidation is expected to yield cost savings in 2001.

Pacific tripled its prior-year operating profit on a 60% increase in revenue to $33.1 million, as demand from the power generation industry for its high performance, pressure seal valves surged. Westad and Stockham U.K. both operated at a loss in 2000 because of lower project business in their respective marine and hydrocarbon markets. At Crane Valves – U.K., which manufactures both valves and malleable fittings, operating results were significantly improved as a result of the restructuring actions taken in 1999. Operating margin was approximately 7% compared with a loss in 1999. Shipments to third parties were down 22% to $57 million, as enhanced price discipline resulted in lower export sales in the latter part of 1999 and first half of 2000, leading to lost market share.

Valve Services' sales and operating profit in 2000 were down $13.4 million and $1.7 million, respectively from 1999, mainly because of a decline in nuclear service revenue that resulted from the industry's cyclical nature and a reduction in the number and duration of planned outages at nuclear power plants. This cyclical business, in which Crane has a leading market position, was impacted as utilities extended refuel cycles from 12 months to 18 or 24 months. Overall operating margin remained strong at 11% as the repair parts, testing products and commercial services improved from the prior year level.

The late December, 2000 acquisition of the Valve Repair Division of Groth Corporation and the February 2001 acquisition of Ventech, Inc., will further enhance Crane's presence and capabilities in the key Houston market.

Crane Pumps had lower profits of $1.7 million on flat sales because of expenses related to the resolution of a product field issue and because of higher administrative costs incurred in improving its management team. The new leadership and management organization clearly focuses responsibility for expanding the sales and profitability of Crane's many pump brands. Continuing cost reduction, cross-branding opportunities and manufacturing and material sourcing efficiencies will be emphasized in 2001. Crane Environmental, also under new leadership, had lower sales and operating profit but gained momentum as it launched a quick-ship program and focused on high-potential water desalination and whole-house water purification niches.

Crane Supply increased its operating profit to $8.2 million on slightly lower sales to $106.1 million from $111.9 million in 1999, with an improved customer and product mix. The company, which distributes pipe, valves and fitting supplies throughout Canada, also benefited from strength in the Ontario and Quebec markets. It successfully introduced a line of stainless steel pipe, valves and fittings, and in the fourth quarter, launched an online order entry system that was well received. The company implemented a new warehouse management system at the first two of eight warehouses, opened two new branches in Ontario and converted three more of its 30 service branches to higher-margin express stores, for a total of nine.

Controls

(dollars in millions)	2000	1999
Sales	$121.9	$121.2
Operating (loss) profit	(2.1)	.7
Operating (loss) profit*	(2.1)	4.1
Gross margin*	29.5%	34.2%
Operating margin*	(1.8)%	3.4%

*Before special charges of $3.4 million in 1999.

The Controls segment had an operating loss of $2.1 million for the year on flat sales, primarily due to a loss at Ferguson. Gross margin was 29.5% in 2000, compared with 34.2% in 1999. Domestic sales were 78% of segment sales in 2000, compared with 76% in 1999. Of the five businesses in the segment, three were able to increase their sales, offsetting declines at the other two. These businesses, operating mainly in mature markets, are seeking to grow sales and improve operating results through new products, aggressive marketing, geographic expansion and cost reduction. At year-end, Dynalco and Azonix were placed under common management to increase their effectiveness and presence in the marketplace. Order backlog decreased $6 million to $22 million at December 31, 2000 as compared with 1999.

At Barksdale, the segment's largest business, sales decreased to $42.9 million, from $44.1 million in 1999, and operating profit declined to $4.0 million, from $4.8 million in 1999. Barksdale continued its transition from a process-oriented organization to an externally focused, growth-oriented enterprise. In 2000, with a new management team, Barksdale deployed cross-functional teams company-wide and improved customer service and increased on-time delivery. Barksdale's German operation had a significant sales gain and strong market acceptance of the business's new solid state pressure switch which is being launched in the U.S. in 2001. Barksdale is focusing on expanding its markets in Europe and penetrating Asia and Latin America, while pushing product development to gain new customers in mature U.S. markets. It looks for increased sales and earnings in 2001.

Ferguson's problems centered around the move of its machining operations from Greenwood, Mississippi, to its St. Louis, Missouri, plant. A poorly executed plant consolidation, resulting in machinery reinstallation difficulties, machine breakdowns, inefficient scheduling and expensive outsourcing, combined with ineffective pricing practices added to Ferguson's loss. The company, under new leadership, expects markets to soften but anticipates a return to profitability by year-end 2001.

At Powers Process Controls, sales fell moderately to $22.8 million from $24.6 million in 1999 and profits declined by $1.4 million to near break-even level, as the business's vigorous new-product sales effort could not offset reduced sales in its core water tempering valve business. Powers introduced ten new products in 2000, its largest one-year total, with five more scheduled for 2001. They are designed to be less costly to manufacture and to penetrate price-sensitive institutional markets. Powers invested significant effort in reducing inventories, completing cellular layouts and repositioning its commercial plumbing products.

Dynalco reported excellent results in 2000, with a sales gain of $1.7 million, or 13.2%, improved margins and sharply higher operating profits. Strong sales of its engine diagnostic equipment — a product line acquired as part of the Liberty Technologies acquisition in 1998 — contributed to this positive result, along with marginal recovery in the gas transmission segment of the oil and gas market. Lean and cellular manufacturing techniques figured in the strong profit performance.

Azonix, which serves many of the same oil and gas markets as Dynalco with its Man Machine Interface (MMI) panels for hazardous and harsh environments, had higher sales but remained in a loss position, as a significant customer ran into financial troubles, depriving Azonix of expected high-margin sales and requiring a large write-off.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Years Ended December 31, (in thousands, except per share data)	2001	2000	1999	1998	1997
Net Sales	$1,587,180	$1,491,190	$1,553,657	$1,561,055	$1,411,328
Depreciation and amortization	74,610	55,281	62,312	55,873	50,991
Operating profit	171,684	184,026	169,554	211,961	176,759
Interest expense	21,187	21,564	27,854	27,661	23,632
Income before taxes	135,817	190,360	155,795	192,789	161,022
Provision for income taxes	47,197	66,631	54,897	67,947	57,306
Income from continuing operations	88,620	123,729	100,898	124,842	103,716
Income from continuing operations per diluted share	1.47	2.02	1.50	1.80	1.50
Cash dividends per common share	.40	.40	.40	.37	.33
Total assets	1,292,115	1,143,851	1,180,697	1,379,731	1,131,483
Long-term debt	302,368	213,790	286,772	357,710	259,001

QUARTERLY RESULTS FOR THE YEAR

Years Ended December 31, (in thousands, except per share data)	First	Second	Third	Fourth	Year
2001					
Net sales	$ 379,283	$ 409,034	$ 426,212	$ 372,651	$1,587,180
Cost of sales	248,954	267,441	282,714	246,601	1,045,710
Depreciation and amortization(a)	11,770	12,378	13,184	12,855	50,187
Gross profit	118,559	129,215	130,314	113,195	491,283
Net income	20,279	32,463	17,869	18,009	88,620
Net income per diluted share	.33	.54	.30	.30	1.47
2000					
Net sales	$383,807	$387,853	$363,190	$356,340	$1,491,190
Cost of sales	254,006	252,490	246,497	235,525	988,518
Depreciation and amortization(a)	11,853	11,691	11,693	11,242	46,479
Gross profit	117,948	123,672	105,000	109,573	456,193
Net income	27,662	47,825	21,407	26,835	123,729
Net income per diluted share	.45	.78	.35	.44	2.02

(a) Amount included in cost of sales.

MARKET AND DIVIDEND INFORMATION — CRANE CO. COMMON SHARES

	New York Stock Exchange Composite Price per Share				Dividends per Share	
Quarter	2001 High	2001 Low	2000 High	2000 Low	2001	2000
First	$28.38	$24.25	$24.00	$18.63	$.10	$.10
Second	$31.56	$24.95	$29.50	$23.00	$.10	$.10
Third	$32.25	$19.95	$26.38	$20.88	$.10	$.10
Fourth	$26.33	$20.09	$28.50	$22.00	$.10	$.10
					$.40	$.40

On December 31, 2001 there were approximately 4,525 holders of record of Crane Co. common stock.
The Company effected a three-for-two split of its common stock on September 14, 1998.
All per share data prior to the splits have been restated.

Directors

E. Thayer Bigelow, Jr. (1, 3, 4)
Managing Director
Bigelow Media
Media and Entertainment

Robert S. Evans (1, 4)
Chairman of the Board

Eric C. Fast (1)
President and
Chief Executive Officer
of the Company

Richard S. Forte (2)
President
Dawson Forte Cashmere Company
Importer

Dorsey R. Gardner (2, 3)
President
Kelso Management Company, Inc.
Investment Management

J. Gaulin
Retired Chairman
and Chief Executive Officer
Ultramar Diamond Shamrock
Corporation
Refiner and Marketer of
Petroleum Products

William E. Lipner
Chairman and
Chief Executive Officer
NFO WorldGroup
Marketing Information/Research
Services Worldwide

Dwight C. Minton (1, 3)
Chairman Emeritus of the Board of
Church & Dwight Co., Inc.
Manufacturer of Consumer and
Specialty Products

Charles J. Queenan, Jr. (2, 4)
Senior Counsel
Kirkpatrick & Lockhart LLP
Attorneys at Law

James L. L. Tullis (1, 3)
Chief Executive Officer
Tullis-Dickerson & Co.
Venture Capital to
Health Care Industry

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Organization and Compensation Committee
(4) Member of the Nominating Committee

Corporate Officers

Eric C. Fast
President and
Chief Executive Officer

Gil A. Dickoff
Treasurer

Augustus I. duPont
Vice President,
General Counsel and Secretary

Bradley L. Ellis
Vice President,
Chief Information Officer

Elise M. Kopczick
Vice President,
Human Resources

Joan Atkinson Nano
Vice President,
Controller

Thomas M. Noonan
Vice President,
Taxes

Anthony D. Pantaleoni
Vice President,
Environment, Health and Safety

Michael L. Raithel
Vice President,
Finance and
Chief Financial Officer

Crane Co. Internet Site and Shareholder Information Line
Copies of Crane Co.'s report on Form 10-K for 2001 as filed with the Securities and Exchange Commission as well as other financial reports and news from Crane Co. may be read and downloaded off the Internet at www.craneco.com.

If you do not have access to the Internet, you may request printed materials by telephone, toll-free, from our Crane Co. Shareholder Direct® information line at 1-888-CRANECR (1-888-272-6327).

Both services are available 24 hours a day, 7 days a week.

Annual Meeting
The Crane Co. annual meeting of shareholders will be held at 10:00 A.M. on April 22, 2002, at the Hyatt Regency Greenwich, 1800 East Putnam Avenue, Old Greenwich, CT 06870.

Stock Listing
Crane Co. common stock is traded on the New York Stock Exchange under the symbol CR.

Auditors
Deloitte & Touche LLP
Stamford Harbor Park
Stamford, CT 06902

Equal Employment Opportunity Policy
Crane Co. is an equal opportunity employer. It is the policy of the company to recruit, hire, promote and transfer to all job classifications without regard to race, color, religion, sex, age, disability or national origin.

Environment, Health and Safety Policy
Crane Co. is committed to protecting the environment by taking responsibility to prevent serious or irreversible environmental degradation through efficient operations and activities. Crane Co. recognizes environmental management among its highest priorities throughout the corporation, and has established policies and programs that are integral and essential elements of the business plan of each of the business units. Additionally, Crane Co. has established the position of Vice President, Environment, Health and Safety, which is responsible for assuring compliance, measuring environment, health and safety performance and conducting associated audits on a regular basis in order to provide appropriate information to the Crane Co. management team and to regulatory authorities.

Stock Transfer Agent and Registrar of Stock
EquiServe Trust Company, N.A.
Customer Service: 1-201-324-1225
E-mail: equiserve@equiserve.com

Non-Postal Deliveries
525 Washington Blvd.
Jersey City, NJ 07310

Dividend Reinvestment and Optional Payments
P.O. Box 13531
Newark, NJ 07188-0001

General Correspondence and Changes of Address
P.O. Box 2500
Jersey City, NJ 07303-2500

Transfer of Stock Certificates
P.O. Box 2506
Jersey City, NJ 07303-2506

Bond Trustee and Disbursing Agent
The Bank of New York
Corporate Trust Department
1-800-438-5473
15 Broad Street
New York, NY 10286

Dividend Reinvestment and Stock Purchase Plan
Crane offers shareholders the opportunity to participate in a Dividend Reinvestment and Stock Purchase Plan. The plan provides two convenient methods for increasing your investment in Crane Co. common stock, without paying fees and commissions.

Dividend Reinvestment:
For all or part of your dividends on Crane common stock; and
Voluntary Cash Payments:
Of any amount from $10 to a maximum of $5,000 a month.
Under terms of the Plan, EquiServe Trust Company, N.A. will act as agent for shareholders interested in purchasing additional Crane common stock automatically, on a regular basis. The details of this plan and its benefits to you as a Crane shareholder are described in a brochure available by writing to:

EquiServe Trust Company, N.A.
Dividend Reinvestment Plan
Crane Co.
P.O. Box 2598
Jersey City, NJ 07303-2598



Crane Co.
Executive Offices
100 First Stamford Place
Stamford, CT 06902
(203) 363-7300

www.craneco.com